
DIAMOND OFFSHORE 2001 ANNUAL REPORT

02031728

APR 2 2 2002

P.E 12-31-2001
1-13926
Diamond Offshore Drilling, Inc

PROCESSED
APR 2 5 2002
THOMSON
FINANCIAL



ABOUT THE COMPANY Diamond Offshore Drilling, Inc. provides comprehensive drilling services to the energy industry around the globe.

Diamond Offshore owns and operates one of the world's largest fleets of offshore drilling rigs, consisting of 30 semisubmersibles, 14 jack-up rigs, and one drillship.

The Company's headquarters are in Houston, Texas, and currently maintains offices in Louisiana, Brazil, Scotland, West Africa, Singapore, Malaysia, Vietnam, Indonesia, and Australia. Approximately 4,100 people work on Diamond Offshore's rigs and in its offices.

Diamond Offshore's common stock is listed on the New York Stock Exchange under the symbol "DO."

FINANCIAL HIGHLIGHTS

(DOLLARS IN MILLIONS)

	2001	2000	1999
Revenues	$ 885	$ 659	$ 821
Depreciation and Amortization	170	146	143
Operating Expenses	660	602	597
Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA)	395	203	367
Net Income	174	72	156
Capital Expenditures	269	324	324
Cash and Investments	$ 1,147	$ 862	$ 641
Drilling and Other Property and Equipment, Net	2,003	1,931	1,738
Total Assets	3,503	3,080	2,681
Long-term Debt	921	857	400
Shareholders' Equity	1,853	1,768	1,842
Number of Offshore Rigs	45	45	46

ABOUT THE COVER: Working in calm waters at sunset, the *Ocean Confidence* is currently drilling in the Gulf of Mexico for BP under a five-year contract. The massive rig is one of only about a dozen semisubmersibles in the world capable of drilling in water depths of 7,500 feet.

FLEET LIST

As of March 18, 2002:

Type and Name	Water Depth Capability(ft.)	Description	Location
HIGH SPECIFICATION FLOATERS			
Semisubmersibles (8):			
Ocean Confidence	7,500	Dynamically positioned	Gulf of Mexico
Ocean Baroness	7,000		Malaysia
Ocean America	5,500		Gulf of Mexico
Ocean Valiant	5,500		Gulf of Mexico
Ocean Victory	5,500		Gulf of Mexico
Ocean Star	5,500		Gulf of Mexico
Ocean Alliance	5,000	Dynamically positioned	Brazil
Ocean Quest	3,500		Gulf of Mexico
Drillship (1):			
Ocean Clipper	7,500	Dynamically positioned drillship	Brazil
Under Construction (1):			
Ocean Rover			Singapore – Upgrade to 7,000 feet
OTHER SEMISUBMERSIBLES (21):			
Ocean Winner	3,500		Brazil
Ocean Worker	3,500		Gulf of Mexico
Ocean Yatzy	3,300	Dynamically positioned	Brazil
Ocean Voyager	3,300		Gulf of Mexico
Ocean Yorktown	2,850		Brazil
Ocean Concord	2,200		Gulf of Mexico
Ocean Lexington	2,200		Gulf of Mexico
Ocean Saratoga	2,200		Gulf of Mexico
Ocean Endeavor	2,000		Gulf of Mexico
Ocean Epoch	2,000		Vietnam
Ocean General	2,000		Australia
Ocean Prospector	1,700		Gulf of Mexico
Ocean Bounty	1,500		Australia
Ocean Guardian	1,500		North Sea
Ocean New Era	1,500		Gulf of Mexico
Ocean Princess	1,500		North Sea
Ocean Whittington	1,500		Namibia
Ocean Nomad	1,200		North Sea
Ocean Ambassador	1,100		Gulf of Mexico
Ocean Century	800		Gulf of Mexico
Ocean Liberator	600		Guinea Bissau
JACK-UPS (14):			
Ocean Titan	350	Independent-leg slot	Gulf of Mexico
Ocean Tower	350	Independent-leg slot	Gulf of Mexico
Ocean King	300	Independent-leg cantilever	Gulf of Mexico
Ocean Nugget	300	Independent-leg cantilever	Gulf of Mexico
Ocean Summit	300	Independent-leg cantilever	Gulf of Mexico
Ocean Warwick	300	Independent-leg cantilever	Gulf of Mexico
Ocean Champion	250	Mat-supported slot	Gulf of Mexico
Ocean Columbia	250	Independent-leg cantilever	Gulf of Mexico
Ocean Heritage	250	Independent-leg cantilever	Indonesia
Ocean Sovereign	250	Independent-leg cantilever	Indonesia
Ocean Spartan	250	Independent-leg cantilever	Gulf of Mexico
Ocean Spur	250	Independent-leg cantilever	Gulf of Mexico
Ocean Crusader	200	Mat-supported cantilever	Gulf of Mexico
Ocean Drake	200	Mat-supported cantilever	Gulf of Mexico

LETTER TO SHAREHOLDERS



James S. Tisch



Lawrence R. Dickerson

In spite of the more difficult operating environment that prevailed in the second half of 2001, Diamond Offshore delivered solid financial results for the year. Revenues for 2001 rose 34 percent over 2000 to $885 million, which translated into a 140 percent increase in net income to $174 million.

At this time last year, offshore drilling was in the midst of a market upturn. Oil prices were trading in a range slightly below $30 per barrel and natural gas prices were at historically high levels. In light of these market conditions, major and independent oil and gas companies announced significant increases to their exploration and production budgets. Oil and gas prices remained relatively robust throughout the first half of 2001, leading the way to Diamond Offshore's improved year-over-year results. But any doubts about the cyclical nature of the offshore drilling industry were put to rest in the latter part of 2001, as dayrates again began to soften and active rig counts declined as oil and gas prices receded.

The cyclicality of the offshore drilling industry has led Diamond Offshore to employ a strategy to enhance shareholder value that is both opportunistic and conservative. Although many companies commit to large new-construction programs, Diamond Offshore prefers to perform upgrades to existing rigs in its fleet selectively, yet on a relatively consistent basis. This strategy allows for a faster, more cost-effective means of expanding the capabilities of the Company's rigs than does building new rigs.

The maturation of wells in the Gulf of Mexico continental shelf has driven oil and gas companies to seek exploration opportunities in deeper waters. Because of this dynamic, deepwater and ultra-deepwater markets constitute the most promising long-term growth areas for companies like Diamond Offshore. In an effort to position itself to capitalize on this progression, Diamond Offshore has made considerable investments to enhance its rig fleet. In 1995, the year the Company began its current upgrade program, only three of the 37 rigs that then constituted its fleet were capable of drilling in waters deeper than 3,500 feet. Since that time, Diamond Offshore has transformed five mid-water rigs into efficient deepwater rigs. In addition, the *Ocean Confidence* underwent conversion from an accommodation vessel to a highly advanced deepwater semisubmersible rig. Today – including two deepwater rigs that the Company purchased – 11 of Diamond Offshore's 45 rigs can operate in deepwater environments, while eight of those 11 rigs can work in waters deeper than 5,000 feet.

The upgrade of the *Ocean Confidence* was completed in January of 2001, and immediately began operating under a contract with BP in the Gulf of Mexico. In its first year of operation, the *Ocean Confidence* drilled two new wells and a re-entry sidetrack, setting the reliability standard for newly built rigs in the process: the *Ocean Confidence* registered less than 5 percent downtime for the whole year. In 2001, Diamond Offshore also began the conversion of the *Ocean Baroness* to deepwater capability. The *Ocean Baroness* was delivered in March 2002 – on time and $10 million under budget.

In July 2001, Diamond Offshore announced the $200 million deepwater conversion of the semisubmersible rig *Ocean Rover*. The *Ocean Rover* project, which should be completed

A Salute to Diamond Offshore's Employees. Diamond Offshore's success is attributable to the hard work and dedication of its employees. As a small measure of appreciation, a few members of the outstanding Diamond Offshore team are profiled at the top of each page of this year's annual report.

in the third quarter of 2003, exemplifies the benefits of Diamond Offshore's upgrade strategy – a brand new rig with comparable specifications would have cost the company $150 million more and would have taken 18 months longer to complete.

Diamond Offshore also plans to spend approximately $100 million upgrading six of its 14 jackup rigs over the next two years. When natural gas prices dropped precipitously in the second half of 2001, approximately 45 percent of Gulf of Mexico jackup rigs sat idle. During that same period, Diamond Offshore's jackups were almost fully employed – a tremendous testament to the quality of the Company's jackup rigs and their crews. The capital improvements that will be made to Diamond Offshore's jackups will maintain and improve their quality advantage and enhance their leading market position.

An essential component of Diamond Offshore's strategy to maximize shareholder value over the course of the offshore drilling cycle is the strength of its balance sheet. High levels of liquidity and manageable leverage allow for flexibility and opportunism. For one, Diamond Offshore's strategy of selectively but consistently upgrading its rigs often requires that it make capital investments when its cash flows are at cyclical ebbs. At year-end 2001, Diamond Offshore had more than $1.1 billion in cash and marketable securities and $921 million in long-term debt on its balance sheet. During the year, the Company also refinanced a large portion of its debt, replacing roughly $400 million of its 3.75 percent convertible subordinated notes due 2007 with $460 million in 30-year senior convertible debentures paying interest at 1.5 percent per annum. This refinancing transaction reduced Diamond Offshore's interest cost by approximately $8 million per year and also raised the associated conversion price over 20 percent to $49 per share. With its liquidity and low cost of capital, Diamond Offshore will be able to weather cyclical market downturns and continue to improve its fleet.

Industry authority *Oil & Gas Journal*, reporting in January 2002 on the year ahead, said, "Efficient and capable rigs will get the exploration and development work." Diamond Offshore is committed to providing the highest quality rigs, crews and service to its customers. At the same time, Diamond Offshore will continue to effectively manage costs and financial assets, honoring its commitment to build shareholder value. Many thanks to the employees, customers, and shareholders of Diamond Offshore for their continued dedication and support.

Sincerely,

James S. Tisch
Chairman of the Board and
Chief Executive Officer

Lawrence R. Dickerson
President and Chief
Operating Officer

March 2002



Karl Sellers spent the past 16 months in a Keppel FELS shipyard in Singapore as Project Manager for the *Ocean Baroness* upgrade. He and his team worked with hundreds of Diamond Offshore professionals and vendors to complete the rig on time and approximately $10 million under budget. "We developed a plan, minimized changes, and worked together as a cohesive unit to meet our objectives," relates Sellers. "That was the key."

The offshore drilling business is cyclical in nature, driven largely by the price of oil and natural gas. Rig demand generally tends to increase when prices escalate and tends to decrease when prices decline. Diamond Offshore's advanced rigs are positioned to command higher than industry average dayrates in up-markets and achieve greater relative utilization in down-markets.

Diamond Offshore is well positioned to capitalize on the more lucrative and stable deepwater market. When the Company's upgrade program began in 1995, it had 37 rigs, only three of which were capable of drilling in water depths greater than 3,500 feet—the starting point of deepwater. Today, 11 out of the 45 rigs in Diamond Offshore's fleet are able to operate at these depths. Of those 11 rigs, eight can work in ultra-deepwater depths of 5,000 feet or more.

Since the mid-1990s, the global utilization rate for deepwater rigs has remained close to 90 percent. In contrast, mid-water floater rigs operating in less than 3,000-foot water depths have experienced utilization rates below 75 percent. This potential for improved utilization is the basis for Diamond Offshore's drive to enhance the deepwater capabilities of its fleet.

The returns on upgrades are attractive because deepwater rigs, in addition to generally enjoying higher utilization rates, can earn significantly higher dayrates than rigs that operate in shallower waters. For example, the *Ocean Baroness*, Diamond Offshore's most recently completed upgrade, was delivered in March 2002 and immediately began a contract to work in deepwater off Southeast Asia. The rig's contracted dayrate is more than five times higher than it would have been had it remained a mid-water rig – assuming, of course, that it would have been able to find work in the currently sluggish mid-water environment.



The *Ocean Baroness*, the latest Victory-class upgrade, rejoined the fleet in March 2002. Diamond Offshore has five other Victory-class semisubmersibles that can be upgraded to deepwater capability at about half of the current cost of building entirely new rigs.

Diamond Offshore's upgraded rigs have been well received by the industry and have contributed to the growth of the company. The Company's Victory-class upgraded rigs—deepwater giants featuring massive hulls, high deck loads, state-of-the-art drilling packages, and comfortable crew quarters—have been drilling successfully since 1996. The *Ocean Baroness* is the latest addition to this group. The *Ocean Baroness* is capable of mooring with great stability over an ultra-deep field, enabling it to extract reserves that are more than six and a half miles below the ocean surface. The *Ocean Rover*, another Victory-class rig currently undergoing conversion, will feature specifications similar to those of the *Ocean Baroness* and is expected to be

Willie Ard is a Rig Superintendent on the Gulf of Mexico-based jack-up *Ocean Columbia*. In April 2002, he was honored with a corporate leadership award from the U.S. Department of the Interior's Minerals Management Service. The award recognizes individuals for the performance of an exemplary act or service that helps the MMS meet its mission objectives. "I'm glad," says Ard, "but the crew I've worked with throughout the years won the award. Everything you do offshore is a team effort."





The *Ocean Confidence*, an enormous assemblage of steel and equipment, is slightly longer and taller, and almost as wide, as the length of a football field. The rig weighs about 52,000 tons and provides living accommodations for 140 people.



Jackie King, a Rig Superintendent on the Ocean Spur, does a great job of instilling a "safety first" attitude among the 29 crewmembers aboard his jackup rig. The proof: the U.S. Department of the Interior's Minerals Management Service (MMS) made 11 unannounced inspections to the rig without finding a single incident of non-compliance to safety, maintenance, or pollution regulations. King and the *Ocean Spur's* crew received an MMS Safety Award for Excellence in 2001 for their outstanding performance.



Gulf of Mexico jack-up rigs like the *Ocean Nugget* shown here with a supply vessel in its surrounding waters, enjoyed high utilization during most of 2001. The schematic, left, displays the *Ocean Spartan*, a cantilevered jack-up rig that will have its legs extended by 50 feet as part of Diamond Offshore's upgrade program.



Lorraine Koschak *works aboard the Ocean Confidence* as a Ballast Control Operator, helping to maintain the giant rig's stability to ensure smooth drilling operations. Lorraine monitors computers on a bridge resembling that of a space shuttle. "When I load sea water into ballast tanks, or take it out, I just click a mouse," says the 20-year offshore veteran. "Everything on the *Ocean Confidence* is cutting edge."

ready for delivery in the third quarter of 2003. Future Victory-class upgrade possibilities include the *Ocean Endeavor*, the *Ocean Voyager*, the *Ocean Bounty*, and the *Ocean Prospector.*

The *Ocean Confidence*, Diamond Offshore's biggest conversion project to date, is the embodiment of cutting edge in offshore drilling. Not only is it one of only about a dozen semisubmersible rigs in the world rated for 7,500-foot water depths, but it also features automation on the drill floor and integrated controls in the driller's cabin, making the rig a showpiece of efficiency. The *Ocean Confidence* also has a remarkably precise dynamic positioning system that enables it to remain situated within a two-foot range under most weather conditions without being tethered to the ocean floor by any sort of traditional mooring. The *Ocean Confidence's* positioning system collects and analyzes data from seafloor beacons, wind and current sensors, and global-positioning satellites, constantly transmitting instructions to eight powerful thrusters that fine-tune the location of the massive rig.

Immediately following the completion of its conversion, the *Ocean Confidence* drilled a commercially viable oil well in 7,000 feet of water for BP. The discovery well, over three miles below the seafloor, is located in the Mississippi Canyon Block 696, about 175 miles southeast of New Orleans.

Diamond Offshore's upgrade strategy also pertains to its fleet of jack-up rigs. Diamond Offshore has budgeted $100 million to increase the versatility of six of its jack-ups over the next two years. Four of these jack-ups—the *Ocean Heritage*, the *Ocean Sovereign*, the *Ocean Spartan*, and the *Ocean Spur*—will have their 250-foot legs extended by 50 feet. The extra length will enable the rigs to work in deeper water where there is less competition and, accordingly, greater opportunity for higher spot-market rates. Two 350-foot slot jack-up rigs—the *Ocean Titan* and the *Ocean Tower*—will be reconfigured to cantilever or extend their drilling packages 65 feet beyond their aft ends. These cantilever upgrades will enable the *Ocean Titan* and the *Ocean Tower* to operate over platforms and existing well sites, and to drill closer to pipelines. These upgrades will also allow the rigs to earn higher dayrates.


1995
Post Upgrade

Diamond Offshore had only three deepwater rigs when it launched its upgrade program in 1995 and will have 12 upon completion of all currently announced upgrades.

Over the course of Diamond Offshore's history, the Company has been a first-hand witness to the ebb and flow of demand for offshore drilling rigs. Today, with experienced crews and an improved – and constantly improving – fleet, Diamond Offshore is in a stronger position than ever to prosper – irrespective of prevailing market conditions.



José Luiz Rocha is a Driller on the *Ocean Yorktown*, which has long been stationed off the coast of Brazil. In his 10-year career with the company, José has attended numerous training courses, has moved up quickly through the ranks, and has become an expert in his craft. "I enjoy my job and the people I work with," he says.

The offshore drilling business is driven largely by the price of oil and natural gas. Rig demand and dayrates generally advance and decline with the prices of these commodities.

DEEPWATER MARKET

Gulf of Mexico. In the Gulf of Mexico, where the majority of Diamond Offshore's deepwater rigs operate, there is currently downward pressure on dayrates primarily due to a decrease in product prices for both oil and natural gas. Oil prices dropped from a high of $32.61 per barrel in January 2001 to $19.84 a barrel at year-end 2001. Natural gas prices dropped from a high of $10.28 per mcf early in 2001 to as low as $1.71 per mcf late in the year. A number of oil companies have chosen to delay the development of their Gulf reserves as a result of lower oil and gas prices. Diamond Offshore recently signed short-term contracts for deepwater rigs at dayrates below $100,000, down from 2001 peak rates that ranged between $130,000 and $150,000. The Company believes that in the longer term, deepwater markets will remain strong, justifying the continuation of the Diamond Offshore's deepwater upgrade program.

Brazil. With sizeable offshore reserves and a goal of energy self-sufficiency by 2005, Brazil is one of Diamond Offshore's most stable and attractive markets. Most of the Company's rigs operating in Brazil do so under contract with the state-owned oil company, Petrobras. Both the drillship *Ocean Clipper* and the deepwater semisubmersible *Ocean Alliance* are currently operating in Brazil.

Southeast Asia. The recent emergence of the Southeast Asian deepwater market is a fortuitous development for Diamond Offshore. The newly upgraded *Ocean Baroness* is currently working off the coast of Malaysia under a lucrative 120-day contract.

MID-WATER SEMISUBMERSIBLE MARKETS

Gulf of Mexico. Ten of Diamond Offshore's 21 mid-water rigs are in the Gulf of Mexico. Most of these rigs were under contract throughout 2001, and benefited from dayrates that peaked at $55,000 early in the year versus a high of $40,000 in 2000. However, with the more recent decline in oil and gas prices, rig supply exceeded demand by year-end, resulting in lower utilization rates and dayrates that declined to the $30,000 range for lower specification rigs.

Brazil. Like the Brazilian deepwater market, the Brazilian mid-water market was both stable and rewarding for offshore drilling companies in 2001. Diamond Offshore operates three rigs in this market: the *Ocean Yatzy*, the *Ocean Winner* and the *Ocean Yorktown*. In 2001, the *Ocean Yorktown* entered a new contract with Enterprise Oil, a U.K. independent oil and gas company.

Southeast Asia and Australia. In 2001, the Southeast Asian market provided Diamond Offshore with new opportunities to benefit from strong dayrates. In fact, Diamond Offshore has built a backlog of business in this growing market. During the year, the mid-water semisubmersible *Ocean Epoch* moved from China into the waters off Vietnam to drill five wells. In Australian waters, business has remained solid for the *Ocean Bounty* and the *Ocean General*.

North Sea. Although the North Sea region is a mature market, it remains an active drilling market. The mid-water semisubmersibles *Ocean Guardian, Ocean Princess* and *Ocean Nomad* worked in the U.K. sector of the North Sea waters at favorable dayrates throughout 2001. These three rigs currently have commitments through much of 2002, and Diamond Offshore continues to be able to add additional backlog.

West Africa. West Africa is an area of growing opportunity in both the mid- and deepwater arenas. At the beginning of 2002, Diamond Offshore had two mid-water semisubmersibles operating along the West African coast. The *Ocean Whittington* was located off Namibia, and the *Ocean Liberator* was working off Guinea-Bissau.

JACK-UP MARKET

Gulf of Mexico. Jack-ups in the Gulf of Mexico operate primarily in relatively shallow water depths (less than 350 feet) and drill almost exclusively for natural gas. When gas prices plummeted in the second half of 2001, so did the fortunes of the Gulf's jack-up rigs. Dayrates, which peaked at around $55,000 early in 2001 for 300-foot water-depth rigs, declined to approximately $20,000 by year-end. Utilization rates for all Gulf of Mexico jack-ups, which were over 90 percent early in 2001, declined to a low of less than 60 percent late in the year. Diamond Offshore's rigs fared better than their competitors however, remaining active throughout most of the year.

Indonesia. The *Ocean Sovereign* and the *Ocean Heritage* enjoyed steady work off Indonesia in 2001. Diamond Offshore plans to remove these jack-up rigs from service for four months in 2002 to extend their legs and enable them to be able to operate in deeper waters.

FINANCIAL REVIEW

Table of Contents

The following table sets forth certain historical consolidated financial data relating to the Company. The selected consolidated financial data are derived from the financial statements of the Company as of and for the periods presented. The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements (including the Notes thereto).

	2001	2000	1999	1998	1997
(in thousands, except per share and ratio data)					
Income Statement Data:					
Total revenues	$ 885,349	$ 659,436	$ 821,024	$ 1,208,801	$ 956,093
Operating income	224,866	56,946	223,661	568,581	418,859
Income before extraordinary loss [1]	181,545	72,281	156,071	383,659	278,605
Net income	173,823	72,281	156,071	383,659	278,605
Net income per share [2]:					
Basic:					
Income before extraordinary loss	1.37	0.53	1.15	2.78	2.01
Net income per share [1]	1.31	0.53	1.15	2.78	2.01
Diluted:					
Income before extraordinary loss	1.31	0.53	1.11	2.66	1.93
Net income per share [1]	1.26	0.53	1.11	2.66	1.93
Balance Sheet Data:					
Drilling and other property and equipment, net	2,002,873	1,931,182	1,737,905	1,551,820	1,451,741
Total assets	3,502,517	3,079,506	2,681,029	2,609,716	2,298,561
Long-term debt	920,636	856,559	400,000	400,000	400,000
Other Financial Data:					
Capital expenditures [3]	268,617	323,924	324,133	224,474	281,572
Cash dividends declared per share	0.50	0.50	0.50	0.50	0.14
Ratio of earnings to fixed charges [4]	10.28x	4.97x	15.64x	37.57x	28.94x

[1] During the year ended December 31, 2001, an extraordinary loss of $7.7 million (net of tax) resulted from the early extinguishment of debt. The impact of this extraordinary loss was a loss of $0.06 for basic net income per share and a loss of $0.05 per share on a diluted basis.

[2] All per share amounts give retroactive effect to the Company's July 1997 two-for-one stock split in the form of a stock dividend.

[3] In addition to these capital expenditures, the Company expended $81.0 million for rig acquisitions during the year ended December 31, 1997.

[4] For all periods presented, the ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations plus income taxes and fixed charges. Fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) one-third of rent expense, which the Company believes represents the interest factor attributable to rent.

Unless the context otherwise requires, references herein to the "Company" mean Diamond Offshore Drilling, Inc. and its consolidated subsidiaries. The following discussion should be read in conjunction with the Company's Consolidated Financial Statements (including the Notes thereto).

RESULTS OF OPERATIONS

General

The Company's revenues vary based upon demand, which affects the number of days the fleet is utilized and the dayrates earned. When a rig is idle, generally no dayrate is earned and revenues will decrease as a result. Revenues can also increase or decrease as a result of the acquisition or disposal of rigs. In order to improve utilization or realize higher dayrates, the Company may mobilize its rigs from one market to another. During periods of mobilization, revenues may be adversely affected. As a response to changes in demand, the Company may withdraw a rig from the market by stacking it or may reactivate a rig stacked previously, which may decrease or increase revenues, respectively.

Revenues from dayrate drilling contracts are recognized currently. The Company may receive lump-sum payments in connection with specific contracts. Such payments are recognized as revenues over the term of the related drilling contract. Mobilization revenues, less costs incurred to mobilize an offshore rig from one market to another, are recognized over the term of the related drilling contract.

Revenues from offshore turnkey drilling contracts are accrued to the extent of costs until the specified turnkey depth and other contract requirements are met. Income is recognized on the completed contract method. Provisions for future losses on turnkey contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract.

Operating income is primarily affected by revenue factors, but is also a function of varying levels of operating expenses. Operating expenses generally are not affected by changes in dayrates and may not be significantly affected by fluctuations in utilization. For instance, if a rig is to be idle for a short period of time, the Company may realize few decreases in operating expenses since the rig is typically maintained in a prepared state with a full crew. In addition, when a rig is idle, the Company is responsible for certain operating expenses such as rig fuel and supply boat costs, which are typically charged to the operator under drilling contracts. However, if the rig is to be idle for an extended period of time, the Company may reduce the size of a rig's crew and take steps to "cold stack" the rig, which lowers expenses and partially offsets the impact on operating income. The Company recognizes as operating expenses activities such as inspections, painting projects and routine overhauls, which meet certain criteria, that maintain rather than upgrade its rigs. These expenses vary from period to period. Costs of rig enhancements are capitalized and depreciated over the expected useful lives of the enhancements. Increased depreciation expense decreases operating income in periods subsequent to capital upgrades.

YEARS ENDED DECEMBER 31, 2001 AND 2000

Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset (i) dayrate revenues earned when the Company's rigs are utilized in its integrated services and (ii) intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

	Year Ended December 31, 2001		2000	Increase/ (Decrease)
	(in thousands)			
Revenues				
High Specification Floaters	$ 326,835	$	212,000	$ 114,835
Other Semisubmersibles	377,715		313,287	64,428
Jack-ups	174,498		118,885	55,613
Integrated Services	7,779		23,298	(15,519)
Other	547		140	407
Eliminations	(2,025)		(8,174)	6,149
Total Revenues	$ 885,349	$	659,436	$ 225,913
Contract Drilling Expense				
High Specification Floaters	$ 122,809	$	100,782	$ 22,027
Other Semisubmersibles	224,346		213,015	11,331
Jack-ups	110,125		98,880	11,245
Integrated Services	7,138		22,328	(15,190)
Other	2,571		6,260	(3,689)
Eliminations	(2,025)		(8,174)	6,149
Total Contract Drilling Expense	$ 464,964	$	433,091	$ 31,873
Operating Income				
High Specification Floaters	$ 204,026	$	111,218	$ 92,808
Other Semisubmersibles	153,369		100,272	53,097
Jack-ups	64,373		20,005	44,368
Integrated Services	641		970	(329)
Other	(2,024)		(6,120)	4,096
Depreciation and Amortization Expense	(170,017)		(145,596)	(24,421)
General and Administrative Expense	(25,502)		(23,803)	(1,699)
Total Operating Income	$ 224,866	$	56,946	$ 167,920

High Specification Floaters

Revenues from high specification floaters increased $114.8 million during the year ended December 31, 2001 from the same period in 2000. Of this increase, $61.5 million is attributable to the *Ocean Confidence*, which began operations in early January 2001 after completion of a conversion to a high specification drilling unit. The rig was undergoing this conversion throughout 2000. Higher average operating dayrates contributed $41.9 million to the revenue improvement from 2000 to 2001. Average operating dayrates increased from $94,100 during 2000 to $109,200 (excluding the *Ocean Confidence*) during 2001. The *Ocean Alliance* and the *Ocean America* experienced the greatest increases in dayrates with an average increase of $32,500 per day and $29,500 per day, respectively.

Improved utilization for high specification floaters in 2001 accounted for $11.4 million of the increase in revenues over 2000. Utilization for this class of rig rose to 95% in 2001 from 88% in 2000 (excluding the *Ocean Confidence*). The greatest improvements were from the *Ocean Quest*, which was idle for almost five months longer in 2000 than in 2001, and the *Ocean Clipper*, which had less downtime for repairs during 2001.

Contract drilling expense for high specification floaters during the year ended December 31, 2001 increased $22.0 million from the same period in 2000. This increase resulted primarily from costs incurred by the *Ocean Confidence* ($21.1 million) which began operations in January 2001.

Other Semisubmersibles

Revenues from other semisubmersibles increased $64.4 million during the year ended December 31, 2001 from the same period in 2000 primarily due to higher average operating dayrates. Average dayrates increased to $66,900 per day in 2001 from $61,300 in 2000 and contributed an additional $52.3 million to 2001 revenues. The greatest dayrate increases were for the *Ocean General*, *Ocean Nomad*, *Ocean Guardian* and the *Ocean Bounty*. However, lower average operating dayrates in 2001 for the *Ocean Princess* and the *Ocean Whittington* were partially offsetting.

Improvements in utilization contributed $12.2 million to revenue during the year ended December 31, 2001 compared to the same period in 2000. Overall, utilization increased to 70% in 2001 from 61% in 2000. The *Ocean Epoch* spent most of 2000 in a shipyard for water depth capability and variable deckload upgrades while it worked most of 2001. The *Ocean Voyager*, *Ocean New Era* and the *Ocean Guardian* were all idle approximately a half-year longer in 2000 compared to 2001. However, utilization decreased in 2001 for the *Ocean Whittington* and the *Ocean Yorktown*. The *Ocean Whittington* was stacked for almost four months in 2001 for a special survey, repairs and preparation for its December 2001 mobilization to Namibia. The *Ocean Yorktown* was in a shipyard for over two months in 2001 for inspection and upgrades in connection with new contract requirements.

Contract drilling expense for other semisubmersibles during the year ended December 31, 2001 increased $11.3 million from the same period in 2000. Rig expenses increased $5.2 million for the *Ocean Epoch* in 2001 from the same period in 2000 when most of the expenses were associated with the rig's upgrade and were capitalized. The *Ocean New Era*'s expenses increased $3.0 million in 2001 as it operated during six months of 2001 but was stacked all of 2000. An additional $2.8 million in contract drilling expense resulted from the mobilization of the *Ocean Whittington* from Brazil to Namibia in late 2001. Also, contract drilling expense increased $2.6 million from the 2001 inspections of the *Ocean Yorktown, Ocean Whittington*, *Ocean Yatzy* and *Ocean Princess* and $1.8 million from higher Brazilian custom fees in 2001. Partially offsetting these cost increases, contract drilling expenses were $5.5 million lower in 2001 due to *Ocean Lexington* and *Ocean Saratoga* repair projects in 2000 not repeated in 2001.

Jack-Ups

Revenues from jack-ups during the year ended December 31, 2001 increased $55.6 million from 2000. All of the Company's jack-up rigs experienced higher average operating dayrates with the overall average operating dayrate improving from $26,000 in 2000 to $41,000 in 2001. This 58% improvement in average operating dayrates resulted in an increase of $63.6 million in revenues.

Lower utilization in 2001 than in 2000 partially offset the revenue improvements that resulted from the higher average operating dayrates. Revenue declined $8.0 million in 2001 as a result of 83% utilization in 2001 compared to 89% in 2000. This decrease in utilization was primarily due to inspection and repairs of the *Ocean Summit*, *Ocean Sovereign*, *Ocean Crusader* and *Ocean Champion* during 2001. In addition, the *Ocean Nugget* was stacked for over one-half of 2001 and the *Ocean King* was in a shipyard for part of the last two months of 2001 for inspections and repairs. All of these rigs worked most of 2000. Utilization improvements which were partially offsetting resulted from the *Ocean Heritage* and the *Ocean Tower*. The *Ocean Heritage*, which worked all of 2001, spent part of 2000 in a shipyard for repairs while the *Ocean Tower* worked most of 2001 but was cold stacked for part of 2000.

Contract drilling expense increased $11.2 million for jack-ups during the year ended December 31, 2001 compared to the same period in 2000. Operating costs were higher in 2001 for the *Ocean Champion*, *Ocean Summit* and *Ocean Crusader* due to inspection and repairs. In addition, rig expenses were higher for the *Ocean Tower* which operated during most of 2001, but was cold stacked during part of 2000. Contract drilling expense decreased in 2001 for the *Ocean Heritage* due to major repairs in 2000.

Integrated Services

Operating income for integrated services decreased as a result of the difference in number, type and magnitude of projects during 2001 compared to 2000. During 2001, integrated services contributed operating income of $0.6 million to the Company's consolidated results of operations primarily due to the completion of one international turnkey project, which began in the last quarter of 2000, and three turnkey permanent plug and abandonment projects in the Gulf of Mexico. During 2000, DOTS contributed operating income of $1.0 million to the Company's consolidated results of operations primarily from the completion of four turnkey projects in the Gulf of Mexico, one international turnkey project and integrated services provided in Aberdeen, Scotland.

Other

Other operating income of $2.0 million for the year ended December 31, 2001 decreased $4.1 million from the same period in 2000. This decline resulted primarily from settlements of prior years' disputed revenue in 2000 and lower expenditures in 2001 for maintenance and repairs of spare equipment.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2001 increased $24.4 million over the prior year. Higher depreciation in 2001 resulted primarily from depreciation for the *Ocean Confidence*, which completed its conversion from an accommodation vessel to a high specification semisubmersible drilling unit and commenced operations in January 2001. Also, 2001 depreciation was higher due to an increase of $35.2 million in ordinary capital expenditures compared to 2000.

General and Administrative Expense

General and administrative expense increased $1.7 million in 2001 compared to the same period in 2000 primarily due to an increase in personnel costs, travel and professional expenses.

Gain on Sale of Assets

Gain on sale of assets of $0.3 million for the year ended December 31, 2001 decreased $14.0 million from $14.3 million for the same period in 2000 primarily due to the January 2000 sale of the Company's jack-up drilling rig, *Ocean Scotian* which had been cold stacked offshore The Netherlands prior to the sale. The rig was sold for $32.0 million in cash which resulted in a gain of $13.9 million ($9.0 million after tax).

Interest Income

Interest income of $48.7 million for the year ended December 31, 2001 decreased $0.8 million from $49.5 million for the same period in 2000. This decrease resulted from the Company's investment in marketable securities with lower interest rates in 2001 compared to 2000 and was partially offset by the investment of higher cash balances generated by the sale of the Company's 1.5% convertible senior debentures due 2031 (the "1.5% Debentures") on April 11, 2001, the sale of the Company's zero coupon convertible debentures due 2020 (the "Zero Coupon Debentures") on June 6, 2000 and the December 2000 lease-leaseback of the *Ocean Alliance*. Cash balances available for investment were partially reduced as a result of the Company's redemption of all of its outstanding 3.75% convertible subordinated notes due 2007 (the "3.75% Notes") on April 6, 2001. See " --Liquidity."

Interest Expense

Interest expense of $26.2 million for the year ended December 31, 2001 increased $15.9 million from $10.3 million for the same period in 2000 primarily as a result of less interest capitalized due to the completion of the *Ocean Confidence* conversion ($2.6 million interest capitalized in 2001 compared to $13.8 million interest capitalized in 2000), the issuance of the Zero Coupon Debentures on June 6, 2000, the issuance of the 1.5% Debentures on April 11, 2001 and interest expense related to the December 2000 lease-leaseback of the *Ocean Alliance*. This increase was partially offset by a reduction in interest expense resulting from the Company's redemption of all of its outstanding 3.75% Notes on April 6, 2001. See "--Liquidity."

Other Income and Expense (Other, net)

Other income of $24.7 million for the year ended December 31, 2001 increased $24.4 million from other income of $0.3 million for the same period in 2000. This increase resulted primarily from a $27.1 million gain realized on the sale of marketable securities and a $7.3 million receipt of a settlement payment for resolved litigation which were partially offset by a $10.0 million reserve for pending litigation in connection with a proposed class action suit filed against all of the major offshore drilling companies.

Income Tax Expense

Income tax expense of $90.8 million for the year ended December 31, 2001 increased $52.2 million from $38.6 million in 2000 primarily as a result of the increase in "Income before income taxes and extraordinary loss" of $161.5 million in 2001, which was partially offset by a lower effective income tax rate in 2001. The lower effective income tax rate in 2001 was primarily due to the Company's decision to permanently reinvest part of the earnings of its U.K. subsidiaries.

Extraordinary Loss

On April 6, 2001, the Company redeemed all of its outstanding 3.75% Notes at 102.08% of the principal amount thereof plus accrued interest for a total cash payment of $397.7 million. An extraordinary loss of $7.7 million was incurred as a result of the early extinguishment of debt, consisting of $8.1 million of retirement premiums and the write-off of $3.8 million of associated debt issuance costs, net of a tax benefit of $4.2 million. See Note 8 to the Company's Consolidated Financial Statement.

YEARS ENDED DECEMBER 31, 2000 AND 1999

Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset (i) dayrate revenues earned when the Company's rigs are utilized in its integrated services and (ii) intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

	Year Ended December 31, 2000	Year Ended December 31, 1999	Increase/ (Decrease)
	(in thousands)		
Revenues			
High Specification Floaters	$ 212,000	$ 262,571	$ (50,571)
Other Semisubmersibles	313,287	463,168	(149,881)
Jack-ups	118,885	74,484	44,401
Integrated Services	23,298	32,769	(9,471)
Other	140	–	140
Eliminations	(8,174)	(11,968)	3,794
Total Revenues	$ 659,436	$ 821,024	$(161,588)
Contract Drilling Expense			
High Specification Floaters	$ 100,782	$ 100,723	$ 59
Other Semisubmersibles	213,015	223,084	(10,069)
Jack-ups	98,880	84,830	14,050
Integrated Services	22,328	32,486	(10,158)
Other	6,260	2,368	3,892
Eliminations	(8,174)	(11,968)	3,794
Total Contract Drilling Expense	$ 433,091	$ 431,523	$ 1,568
Operating Income			
High Specification Floaters	$ 111,218	$ 161,848	$ (50,630)
Other Semisubmersibles	100,272	240,084	(139,812)
Jack-ups	20,005	(10,346)	30,351
Integrated Services	970	283	687
Other	(6,120)	(2,368)	(3,752)
Depreciation and Amortization Expense	(145,596)	(142,963)	(2,633)
General and Administrative Expense	(23,803)	(22,877)	(926)
Total Operating Income	$ 56,946	$ 223,661	$(166,715)

High Specification Floaters

Revenues from high specification floaters during the year ended December 31, 2000 decreased $50.6 million from 1999. Approximately $65.3 million of the decline in revenues resulted from lower operating dayrates compared to 1999. The average operating dayrate for high specification floaters during the year ended December 31, 2000 was $94,100 per day compared to $122,700 per day during the year ended December 31, 1999. Revenues from high specification floaters were also lower in 2000 by approximately $6.0 million due to revenues received for the 1999 mobilizations of the *Ocean Alliance* from the North Sea to West Africa and the *Ocean Clipper* from the Gulf of Mexico to Brazil. The decline in revenues was partially offset by approximately $20.7 million resulting from improved utilization during 2000. Utilization for the Company's high specification floaters was 88% during 2000 compared to 84% during 1999. The Company's drillship, the *Ocean Clipper*, operated for most of 2000 under a three-year contract offshore Brazil. During most of 1999, this rig was in a shipyard for upgrades and repairs associated with this contract. Also contributing to the improved utilization in 2000 was the operation of the *Ocean Valiant*, which was in the shipyard during part of 1999 for stability enhancements and other repairs. The *Ocean Quest*, which was stacked during part of 2000, but worked all of 1999, partially offset these utilization improvements in 2000.

Contract drilling expense for high specification floaters during the year ended December 31, 2000 increased $0.1 million from 1999. Costs for the *Ocean Valiant* in 2000 were $6.7 million lower than in 1999 primarily due to expenses of $5.3 million incurred for repairs of the rig while in a shipyard during part of 1999. Costs of $3.7 million for the 1999 mobilizations of the *Ocean Alliance* from the North Sea to Angola and the *Ocean Clipper*, from the Gulf of Mexico to Brazil, also contributed to the decrease. The decline in 2000 costs was partially offset by higher contract drilling expenses of $9.0 million (excluding mobilization expense) incurred by the *Ocean Clipper* which began operating in 2000 under a three-year contract offshore

Brazil. During most of 1999, the *Ocean Clipper* was in a shipyard for upgrades and repairs which were capitalized. Also offsetting the decrease in costs were expenses of $1.3 million associated with the 2000 mobilization of the *Ocean Alliance* from Angola to Brazil.

Other Semisubmersibles

Revenues from other semisubmersibles during the year ended December 31, 2000 decreased $149.9 million from 1999. Approximately $78.6 million of the decline in revenues resulted from lower operating dayrates compared to 1999. The average operating dayrate for the Company's other semisubmersibles was $61,300 per day during the year ended December 31, 2000 compared to $82,400 per day during the year ended December 31, 1999. In addition, revenues decreased by approximately $71.3 million resulting from lower utilization compared to 1999. Utilization for the Company's other semisubmersibles during the year ended December 31, 2000 was 61% compared to 67% during the year ended December 31, 1999. The *Ocean Epoch* underwent an upgrade of its water depth capabilities and variable deckload and was idle during most of 2000 but worked for most of 1999. The *Ocean Rover*, *Ocean Endeavor*, *Ocean Guardian* and *Ocean Voyager* were idle during most of 2000 but worked during most of 1999. The *Ocean Baroness*, which was cold stacked during the first half of 2000 and then mobilized to Singapore for an upgrade to high specification capabilities, worked for most of the first half of 1999. See "--Capital Resources." The decline in utilization was partially offset by the *Ocean General* and *Ocean Winner*, which worked all of 2000, but were idle most of 1999.

Contract drilling expense for other semisubmersibles during the year ended December 31, 2000 decreased $10.1 million from 1999. Operating costs were reduced by $6.8 million due to the *Ocean Baroness* which was cold stacked during the first half of 2000 and then mobilized to Singapore for an upgrade. This rig worked most of the first half of 1999. See "--Capital Resources." Contract drilling expense was further reduced by $5.3 million as a result of stacking the *Ocean Epoch* in late 1999 and $4.2 million associated with mandatory inspections and repairs of the *Ocean New Era* in 1999. Costs in 2000 also decreased by $3.6 million from 1999 due to the inspection and repair of the *Ocean Winner* and its mobilization from the Gulf of Mexico to Brazil in 1999. Cost increases in 2000, which were partially offsetting, included higher operating costs of $7.5 million in 2000 for the *Ocean General*, which was stacked throughout 1999, and $2.4 million associated with the mandatory inspection and repairs of the *Ocean Lexington* in 2000.

Jack-Ups

Revenues from jack-ups during the year ended December 31, 2000 increased $44.4 million from 1999. Approximately $35.1 million of the increase in revenues resulted from improvements in utilization compared to 1999. Utilization of the Company's jack-ups during the year ended December 31, 2000 was 89% compared to 61% during the year ended December 31, 1999. In addition, revenues increased approximately $26.4 million due to higher operating dayrates compared to 1999. The average operating dayrate for the Company's jack-ups was $26,000 per day during the year ended December 31, 2000 compared to $22,400 per day during the year ended December 31, 1999. The revenue improvement in 2000 was partially offset by a decrease in revenues of $17.1 million from the *Ocean Scotian*, which was sold in January 2000 but worked for most of 1999.

Contract drilling expense for jack-ups during the year ended December 31, 2000 was $14.1 million higher than for the same period in 1999. An increase of $18.4 million was due to rigs returning to work in 2000, which were idle for all or part of 1999. In addition, contract drilling expense was $4.0 million higher in 2000 due to major repairs to the *Ocean Heritage*. Higher contract drilling expense in 2000 was partially offset by a decrease of $8.4 million due to the January 2000 sale of the *Ocean Scotian*.

Integrated Services

Operating income for integrated services increased as a result of the difference in number, type and magnitude of projects during the year ended December 31, 2000 as compared to the same period in 1999. During 2000, DOTS contributed operating income of $1.0 million to the Company's consolidated results of operations primarily from the completion of four turnkey projects in the Gulf of Mexico, one international turnkey project and integrated services provided in

Aberdeen, Scotland. During 1999, DOTS contributed operating income of $0.3 million to the Company's consolidated results of operations primarily for the completion of six turnkey projects in the Gulf of Mexico, two of which began in 1998.

Other

Other operating income of $6.1 million for the year ended December 31, 2000 increased $3.8 million from the same period in 1999. This increase resulted primarily from higher expenditures during 2000 for crew training programs and various settlements of prior years' disputed revenue.

Depreciation and Amortization Expense

Depreciation and amortization expense of $145.6 million for the year ended December 31, 2000 increased $2.6 million from $143.0 million for the year ended December 31, 1999. This increase resulted primarily from higher depreciation for the *Ocean Clipper*, *Ocean General*, *Ocean Concord* and *Ocean King*, which completed various upgrades in the third and fourth quarters of 1999. In addition, depreciation expense was up due to expenditures associated with the Company's ongoing rig equipment replacement and enhancement programs. This increase was partially offset by reduced depreciation in 2000 due to the January 2000 sale of the *Ocean Scotian* and a decrease in goodwill amortization resulting from adjustments to goodwill related to tax benefits not previously recognized for the excess of tax deductible goodwill over the book amount.

General and Administrative Expense

General and administrative expense of $23.8 million for the year ended December 31, 2000 increased $0.9 million from $22.9 million for the year ended December 31, 1999. Higher expenses in 2000 were primarily due to an increase in legal and personnel costs. Expenses in 2000 also included costs associated with the Company's participation in the Subsea Mudlift Drilling Joint Industry Project.

Gain on Sale of Assets

Gain on sale of assets for the year ended December 31, 2000 was $14.3 million compared to $0.2 million for the year ended December 31, 1999. Gain on sale of assets in 2000 included the sale of the Company's jack-up drilling rig, *Ocean Scotian*, for $32.0 million in cash resulting in a gain of $13.9 million ($9.0 million after tax). The rig had been cold stacked offshore The Netherlands prior to the sale.

Interest Income

Interest income of $49.5 million for the year ended December 31, 2000 increased $14.5 million from $35.0 million for the year ended December 31, 1999. This increase resulted primarily from the investment of excess cash generated by the sale of Zero Coupon Debentures on June 6, 2000.

Interest Expense

Interest expense of $10.3 million for the year ended December 31, 2000 increased $1.1 million from $9.2 million for 1999. Interest costs in 2000 were $8.6 million higher than in 1999 primarily as a result of the issuance of the Zero Coupon Debentures on June 6, 2000. This amount was partially offset by a $7.5 million increase in interest capitalized for the conversion of the *Ocean Confidence* and the deepwater upgrade of the *Ocean Baroness*. Interest cost capitalized in 2000 was $13.8 million compared to $6.3 million in 1999.

Other Income

Other income of $0.3 million for the year ended December 31, 2000 increased $9.6 million from other expense of $9.3 million for the year ended December 31, 1999. In 1999, a pre-tax impairment loss of $10.7 million was recorded as the result of the decline in fair market value, judged to be other than temporary, in the Company's investment in equity securities.

Income Tax Expense

Income tax expense for the year ended December 31, 2000 was $38.6 million as compared to $84.3 million for 1999. This change resulted primarily from a decrease of $129.5 million in the Company's income before income tax expense.

Outlook

There has historically been a strong correlation between the price of oil and natural gas and the demand for offshore drilling services. As natural gas prices started to decline during the third quarter of 2001, demand for the Company's jack-up fleet in the Gulf of Mexico began to soften. Although the Company has maintained jack-up fleet utilization higher than the industry average, operating dayrates earned by the fleet have deteriorated. Utilization of the Company's intermediate semisubmersible fleet in the Gulf of Mexico, which had begun to improve during mid-year 2001, declined again during the fourth quarter. Contract renewal dayrates for these rigs have also been lower. The Company does not anticipate a change in these deteriorating market conditions until oil and gas price expectations rebound.

Utilization for the Company's high specification floaters remained strong throughout 2001. However, towards the end of the year, some deep-water capacity became available in the market, and dayrates declined slightly. In the international markets, demand has not been as adversely affected and dayrates have remained fairly strong. The Company believes that continued strength in both high specification and international markets will depend, in large part, on product price stability and/or improvement. Significant relocations of drilling rigs from the weaker Gulf of Mexico to international markets could also lower dayrates in non-U. S. markets.

The Company believes that, in the longer-term, deepwater markets will remain strong and the Company is therefore continuing with its ultra-deep moored vessel upgrade program. The *Ocean Rover* has arrived in a shipyard to begin its modification process and the *Ocean Baroness* has completed its upgrade and is mobilizing to Southeast Asia to begin work under its current contract.

LIQUIDITY

Operating Activities

At December 31, 2001, the Company's cash and marketable securities totaled $1.1 billion up from $862.1 million at December 31, 2000. Cash of $199.1 million generated by repurchase agreements is included in this amount (see Investing Activities). Cash provided by operating activities for the year ended December 31, 2001 increased by $177.5 million to $374.0 million, compared to $196.5 million for the year ended December 31, 2000. This increase in cash was primarily attributable to improved results of operations in 2001. Net income, after adjustment for non-cash items, resulted in an increase in cash of $183.0 million. Cash usage due to changes in net working capital components was $5.5 million lower for the year ended December 31, 2001.

Investing Activities

Investing activities used $65.9 million of cash during the year ended December 31, 2001, compared to cash usage of $455.2 million during 2000. The $389.3 million decrease in cash usage was primarily due to $166.3 million less cash used in 2001 for the Company's investments in marketable securities than in 2000. Cash used for capital expenditures in 2001 also decreased $55.3 million as a result of the completion of the conversion of the *Ocean Confidence*. Cash provided by investing activities in 2001 included $199.1 million from securities sold under repurchase agreements and $0.2 million from the settlement of forward exchange contracts. Proceeds from the sale of assets were lower by $31.6 million primarily due to the sale of the *Ocean Scotian* in January 2000.

Financing Activities

Financing activities used $53.6 million of cash during the year ended December 31, 2001 compared to $290.8 million of cash provided in 2000. Sources of financing for the year ended December 31, 2000 consisted primarily of the Company's issuance of the Zero Coupon Debentures in June 2000 and the December 2000 lease-leaseback of the *Ocean Alliance* which resulted in net proceeds of approximately $392.6 million and $54.7 million, respectively.

On April 6, 2001, the Company redeemed all of its outstanding 3.75% Notes in accordance with the indenture under which the 3.75% Notes were issued. Prior to April 6, 2001, $12.4 million principal amount of the 3.75% Notes had been converted into 307,071 shares of the Company's common stock, par value $0.01 per share, at the stated conversion price of $40.50 per share. The remaining $387.6 million principal amount of the 3.75% Notes was redeemed at 102.08% of the principal amount thereof plus accrued interest for a total cash payment of $397.7 million, resulting in an after-tax charge of $7.7 million, which is reported as an extraordinary loss in the Consolidated Statement of Income.

On April 11, 2001, the Company issued $460.0 million principal amount of 1.5% Debentures which are due April 15, 2031. The 1.5% Debentures are convertible into shares of the Company's common stock at an initial conversion rate of 20.3978 shares per $1,000 principal amount of the 1.5% Debentures (equivalent to a conversion price of $49.02 per share), subject to adjustment in certain circumstances. Upon conversion, the Company has the right to deliver cash in lieu of shares of the Company's common stock. The transaction resulted in net proceeds of approximately $449.1 million.

Interest of 1.5% per year on the outstanding principal amount is payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2001. The 1.5% Debentures are unsecured obligations of the Company and rank equally with all of the Company's other unsecured senior indebtedness.

The Company will pay contingent interest to holders of the 1.5% Debentures during any six-month period commencing after April 15, 2008 if the average market price of a 1.5% Debenture for a measurement period preceding such six-month period equals 120% or more of the principal amount of such 1.5% Debenture and the Company pays a regular cash dividend during such six-month period. The contingent interest payable per $1,000 principal amount of 1.5% Debentures, in respect of any quarterly period, will equal 50% of regular cash dividends paid by the Company per share on its common stock during that quarterly period multiplied by the conversion rate. This contingent interest component is an embedded derivative and had no fair value at inception or on December 31, 2001.

Holders may require the Company to purchase all or a portion of their 1.5% Debentures on April 15, 2008 at a price equal to 100% of the principal amount of the 1.5% Debentures to be purchased plus accrued and unpaid interest. The Company may choose to pay the purchase price in cash or shares of the Company's common stock or a combination of cash and common stock. In addition, holders may require the Company to purchase for cash all or a portion of their 1.5% Debentures upon a change in control (as defined).

The Company may redeem all or a portion of the 1.5% Debentures at any time on or after April 15, 2008 at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Additional cash used in financing activities during the year ended December 31, 2001 included $104.3 million for dividends paid to stockholders and the purchase of treasury stock. Depending on market conditions, the Company may, from time to time, purchase shares of its common stock in the open market. During 2001, the Company purchased 1,403,900 shares of its common stock at an aggregate cost of $37.8 million, or at an average cost of $26.90 per share.

Also, cash used in financing activities included $9.7 million from the first of five annual payments of $13.7 million (principal and interest) in accordance with the Company's December 2000 lease-leaseback agreement with a European bank. The lease-leaseback agreement provided for the Company to lease the *Ocean Alliance*, one of the Company's high specification semisubmersible drilling rigs, to the bank for a lump-sum payment of $55.0 million plus an origination fee of $1.1 million and for the bank to then sub-lease the rig back to the Company. This financing arrangement has an effective interest rate of 7.13% and is an unsecured obligation of the Company.

Cash used in financing activities was partially offset by premiums of $6.9 million received for the sale of put options covering 1,687,321 shares of the Company's common stock. The options give the holders the right to require the Company to repurchase up to the contracted number of shares of its common stock at the stated exercise price per share at any time prior to their expiration. The Company has the option to settle in cash or shares of its common stock. All of these options were outstanding at December 31, 2001. On January 30, February 13, and February 14, 2002, the Company settled some of its outstanding put options with cash payments of $0.4 million, $0.3 million and $0.5 million, respectively. These put options covered 1,000,000 shares of the Company's common stock and were to expire on February 5, and February 19, 2002. On February 12, 2002, the Company purchased 500,000 shares of its common stock at $40.00 per share to settle put options expiring on that date. See Note 1 to the Company's Consolidated Financial Statements "--Common Equity Put Options."

Contractual Cash Obligations.

	Contractual Obligations Payments Due By Period				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(In thousands)				
Long-term debt	$931,062	$ 10,426	$ 23,124	$12,818	$884,694
Operating leases	2,075	1,098	683	277	17
Total obligations	$933,137	$ 11,524	$ 23,807	$13,095	$884,711

Other

The Company has the ability to issue an aggregate of approximately $117.5 million in debt, equity and other securities under a shelf registration statement. In addition, the Company may issue, from time to time, up to eight million shares of common stock, which shares are registered under an acquisition shelf registration statement (upon effectiveness of an amendment thereto reflecting the effect of the two-for-one stock split declared in July 1997), in connection with one or more acquisitions by the Company of securities or assets of other businesses.

At December 31, 2001 and 2000, the Company had no off-balance sheet debt.

The Company believes it has the financial resources needed to meet its business requirements in the foreseeable future, including capital expenditures for rig upgrades and continuing rig enhancement programs, and working capital requirements.

Capital Resources

Cash required to meet the Company's capital commitments is determined by evaluating rig upgrades to meet specific customer requirements and by evaluating the Company's ongoing rig equipment replacement and enhancement programs, including water depth and drilling capability upgrades. It is management's opinion that operating cash flows and the Company's cash reserves will be sufficient to meet these capital commitments; however, periodic assessments will be made based on industry conditions. In addition, the Company may, from time to time, issue debt or equity securities, or a combination thereof, to finance capital expenditures, the acquisition of assets and businesses or for general corporate purposes. The Company's ability to effect any such issuance will be dependent on the Company's results of operations, its current financial condition, current market conditions and other factors beyond its control.

During the year ended December 31, 2001, the Company spent $160.4 million, including capitalized interest expense, for rig upgrades. These expenditures were primarily for the deepwater upgrades of the *Ocean Baroness* ($114.3 million) which was completed in March 2002 and the *Ocean Rover* ($20.7 million) which is expected to be completed in 2003. Also included in this amount was $12.6 million for accommodation and stability enhancement upgrades of the *Ocean Nomad* which were completed in April 2001. In addition, the pre-fabrication of equipment required for the upgrade of six of the Company's jack-up rigs accounted for $7.2 million of 2001 rig upgrade expenditures. The Company expects to spend approximately $275 million for rig upgrade capital expenditures during 2002 which are primarily costs associated with upgrades of the *Ocean Rover* and six jack-up rigs. Approximately $34 million of this amount is expected to be used for the completion of the *Ocean Baroness* upgrade.

The significant upgrade of the Company's semisubmersible rig, the *Ocean Baroness*, to high specification capabilities has resulted in an enhanced version of the Company's previous *Victory*-class upgrades. The upgrade included the following enhancements: capability for operation in 7,000-foot water depths on a stand alone basis; approximately 5,590 metric tons variable deckload; a 15,000 psi blow-out prevention system; 3,600-kips riser tensioning and riser with a multiplex control system. Additional features including a high capacity deck crane, significantly enlarged cellar deck area and a 25- by 91-foot moon pool will provide enhanced subsea completion and development capabilities. The Company took delivery of the rig in January 2002. In March 2002 the rig began mobilizing to a location offshore Southeast Asia to begin its current contract. The approximate cost of the upgrade was $170 million.

The *Ocean Rover*, one of the Company's *Victory*-class semisubmersibles, arrived at a shipyard in Singapore for a major upgrade in mid-January 2002. The rig will be upgraded to water depths and specifications similar to the enhanced *Ocean Baroness* for an estimated cost of approximately $200 million with approximately $140 million to be spent in 2002. The upgrade is expected to take approximately 19 months to complete with delivery estimated to occur in the third quarter of 2003.

The Company also expects to spend approximately $93 million ($7.2 million spent in 2001) to significantly upgrade 6 of its 14 jack-up rigs over the next 2 years to expand the shallow water fleet's capabilities. The *Ocean Titan* and the *Ocean Tower*, both 350 feet water depth capable independent-leg slot rigs, are scheduled to have cantilever packages installed. The cantilever systems enable a rig to cantilever or extend its drilling package over the aft end of the rig. This is particularly important when attempting to drill over existing platforms. Cantilever rigs have historically enjoyed greater dayrates and utilization as compared to slot rigs. The *Ocean Spartan*, *Ocean Spur*, *Ocean Sovereign* and the *Ocean Heritage*, all 250-foot water depth capable independent-leg cantilever rigs, are scheduled to have leg extensions installed enabling these rigs to work in water depths up to 300 feet. The equipment necessary for these upgrades is being pre-fabricated and installation is planned to occur as idle time or scheduled surveys arise to minimize downtime. The Company expects to finance these upgrades through the use of existing cash balances or internally generated funds.

During the year ended December 31, 2001, the Company spent $108.2 million in association with its ongoing rig equipment replacement and enhancement programs and to meet other corporate requirements. These expenditures included purchases of drill pipe, anchor chain, riser and other drilling equipment. The Company has budgeted $107.1 million for 2002 capital expenditures associated with its ongoing rig equipment replacement and enhancement programs and other corporate requirements.

The Company continues to consider transactions, which include, but are not limited to, the purchase of existing rigs, construction of new rigs and the acquisition of other companies engaged in contract drilling or related businesses. Certain of these potential transactions reviewed by the Company would, if completed, result in its entering new lines of business. In general, however, these opportunities have been related in some manner to the Company's existing operations. Although the Company does not, as of the date hereof, have any commitment with respect to a material acquisition, it could enter into such an agreement in the future and such acquisition could result in a material expansion of its existing operations or result in its entering a new line of business. Some of the potential acquisitions considered by the Company could, if completed, result in the expenditure of a material amount of funds or the issuance of a material amount of debt or equity securities.

Integrated Services

The Company's wholly owned subsidiary, DOTS, from time to time, selectively engages in drilling services pursuant to turnkey or modified-turnkey contracts under which DOTS agrees to drill a well to a specified depth for a fixed price. In such cases, DOTS generally is not entitled to payment unless the well is drilled to the specified depth and other contract requirements are met. Profitability of the contract is dependent upon its ability to keep expenses within the estimates used in determining the contract price. Drilling a well under a turnkey contract therefore typically requires a greater cash commitment by the Company and exposes the Company to risks of potential financial losses that generally are substantially greater than those that would ordinarily exist when drilling under a conventional dayrate contract. DOTS also offers a portfolio of drilling services including overall project management, extended well tests, and completion operations. During 2001, DOTS contributed operating income of $0.6 million to the Company's consolidated results of operations primarily from the completion of one international turnkey project, which began in the last quarter of 2000, and three turnkey permanent plug and abandonment projects in the Gulf of Mexico. During 2000, DOTS contributed operating income of $1.0 million to the Company's consolidated results of operations primarily from the completion of four turnkey projects in the Gulf of Mexico, one international turnkey project and integrated services provided in Aberdeen, Scotland.

Other

Currency Risk. Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. Currency environments in which the Company has material business operations include the U.K., Australia and Brazil. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in U.S. dollars for the balance of the contract. Because of this strategy, the Company has minimized its unhedged net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. The Company has not hedged its exposure to changes in the exchange rate between U.S. dollars and the local currencies, except in Australia (see "Forward Exchange Contracts") for operating costs payable in the local currencies in which it operates, although it may seek to do so in the future. At present, only contracts covering the Company's five rigs currently operating in Brazil are payable both in U.S. dollars and the local currency.

Currency translation adjustments are accumulated in a separate section of stockholders' equity. When the Company ceases its operations in a currency environment, the accumulated adjustments are recognized currently in results of operations. The effect on results of operations from these translation gains and losses has not been material and they are not expected to have a significant effect in the future.

Forward Exchange Contracts. In some instances, a foreign exchange forward contract is used to minimize the forward exchange risk. A forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified foreign exchange rates on specified dates. On July 27, 2001, the Company entered into 12 forward contracts to purchase 3.5 million Australian dollars each month end through July 31, 2002. A pre-tax gain of $0.4 million related to the forward contracts (a $0.3 million realized gain and a $0.1 million unrealized gain) was recorded in the Consolidated Statement of Income for the year ended December 31, 2001 in "Other income (expense)."

Accounting Standards

In October 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 with earlier application encouraged. The adoption of SFAS No. 144 in January 2002 by the Company has not had, nor is it expected to have, a material impact on the Company's consolidated results of operation, financial position or cash flow.

In August 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 with early adoption encouraged. Adoption of SFAS No. 143 in 2003 is not expected to have a material impact on the Company's consolidated results of operation, financial position or cash flow.

In June 2001 the FASB issued two new pronouncements, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and applies to all business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted SFAS No. 142 on January 1, 2002 and has suspended amortization of goodwill which was $3.3 million, $4.5 million and $5.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. SFAS No. 142 does not change the SFAS No. 109 "Accounting for Income Taxes" requirement to reduce goodwill for the excess of tax benefits not previously recognized. See Note 6 to the Company's Consolidated Financial Statements. The adoption of SFAS No. 142 has not had, nor is it expected to have, a material impact on the Company's consolidated results of operation, financial position or cash flow.

Forward-Looking Statements

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will be," "will continue," "will likely result," "project," and similar expressions. Statements by the Company in this report that contain forward-looking statements include, but are not limited to, discussions regarding future market conditions and the effect of such conditions on the Company's future results of operations (see "-- Outlook"), future uses of and requirements for financial resources, including, but not limited to, expenditures related to the deepwater upgrades of the *Ocean Baroness* and the *Ocean Rover* (see "-- Liquidity" and "-- Capital Resources") and interest rate and foreign exchange risk (see "Quantitative and Qualitative Disclosures About Market Risk"). Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, general economic and business conditions, casualty losses, industry fleet capacity, changes in foreign and domestic oil and gas exploration and production activity, competition, changes in foreign, political, social and economic conditions, war risk, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond the Company's control. The risks included here are not exhaustive. Other sections of this report and the Company's other filings with the Securities and Exchange Commission include additional factors that could adversely impact the Company's business and financial performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

Quantitative and Qualitative Disclosures About Market Risk

The information included below is considered to constitute "forward-looking statements" for purposes of the statutory safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements."

Interest Rate Risk

The Company's financial instruments subject to interest rate risk include the Zero Coupon Debentures, the 1.5% Debentures, the *Ocean Alliance* lease-leaseback and investments in debt securities, including U.S. Treasury and other U.S. government agency securities, treasury inflation-indexed protected bonds ("TIP's") and collateralized mortgage obligations ("CMO's").

At December 31, 2001, the fair value of the Company's 1.5% Debentures, based on quoted market prices, was approximately $421.3 million, compared to a carrying amount of $460.0 million. At December 31, 2001, the contingent interest component of the Company's 1.5% Debentures was carried at its fair value of zero.

At December 31, 2001, the fair value of the Company's Zero Coupon Debentures, based on quoted market prices, was approximately $408.9 million, compared to a carrying amount of $424.7 million.

At December 31, 2001, the fair value of the Company's *Ocean Alliance* lease-leaseback agreement, based on the present value of estimated future cash flows using a discount rate of 7.59%, was approximately $45.9 million, compared to a carrying amount of $46.4 million.

At December 31, 2001, the fair market value of the Company's investment in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies, excluding TIP's and CMO's, was approximately $250.1 million, which includes an unrealized holding gain of $2.7 million. The securities bear interest at rates ranging from 3.0% to 6.3%. These securities are U.S. government-backed, generally short-term and readily marketable.

The fair market value of the Company's investment in TIP's, based on quoted market prices, at December 31, 2001 was approximately $55.4 million, which includes an unrealized holding gain of $1.1 million. These securities bear interest at 3.6% and have an inflation-adjusted principal. The amount of each semiannual interest payment is based on the securities' inflation-adjusted principal amount on an interest payment date and, at maturity, the securities will be redeemed at the greater of their inflation-adjusted principal or par amount at original issue. The TIP's are short-term and readily marketable.

The fair market value of the Company's investment in CMO's, based on quoted market prices at December 31, 2001 was approximately $442.8 million, which includes an unrealized holding gain of $0.3 million. The CMO's are also short-term and readily marketable with an implied AAA rating backed by U.S. government guaranteed mortgages.

Foreign Exchange Risk

As of December 31, 2001, the Company had contracted to purchase 3.5 million Australian dollars each month through July 31, 2002. These foreign exchange forward contracts are recorded at their fair value determined by discounting future cash flows at current forward rates. At December 31, 2001, an asset of $0.1 million, reflecting the fair value of the forward contracts, was included with "Prepaid expenses and other" in the Consolidated Balance Sheet. The associated unrealized gain of $0.1 million was included in "Other income (expense)" in the Consolidated Statement of Income for the year ended December 31, 2001.

(In thousands, except share and per share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 398,990	$ 144,456
Marketable securities	748,387	717,678
Accounts receivable	193,653	153,452
Rig inventory and supplies	40,814	40,698
Prepaid expenses and other	45,571	15,906
Total current assets	1,427,415	1,072,190
Drilling and other property and equipment, net of accumulated depreciation	2,002,873	1,931,182
Goodwill, net of accumulated amortization	38,329	55,205
Other assets	33,900	20,929
Total assets	$ 3,502,517	$ 3,079,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 10,426	$ 9,732
Accounts payable	31,924	39,795
Accrued liabilities	87,742	73,149
Taxes payable	5,862	337
Securities sold under repurchase agreements	199,062	-
Total current liabilities	335,016	123,013
Long-term debt	920,636	856,559
Deferred tax liability	376,095	316,627
Other liabilities	17,624	15,454
Total liabilities	1,649,371	1,311,653
Commitments and contingencies		
Stockholders' equity:		
Preferred stock (par value $0.01, 25,000,000 shares authorized, none issued and outstanding)	-	-
Common stock (par value $0.01, 500,000,000 shares authorized, 133,457,055 shares issued and 132,053,155 shares outstanding at December 31, 2001 and 133,150,477 shares issued and outstanding at December 31, 2000)	1,335	1,332
Additional paid-in capital	1,267,952	1,248,665
Retained earnings	624,507	517,186
Accumulated other comprehensive gains (losses)	(2,880)	670
Treasury stock, at cost (1,403,900 shares)	(37,768)	-
Total stockholders' equity	1,853,146	1,767,853
Total liabilities and stockholders' equity	$ 3,502,517	$ 3,079,506

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except per share data)

	Year Ended December 31, 2001	2000	1999
Revenues	$ 885,349	$ 659,436	$ 821,024
Operating expenses:			
Contract drilling	464,964	433,091	431,523
Depreciation and amortization	170,017	145,596	142,963
General and administrative	25,502	23,803	22,877
Total operating expenses	660,483	602,490	597,363
Operating income	224,866	56,946	223,661
Other income (expense):			
Gain on sale of assets	327	14,324	231
Interest income	48,682	49,525	34,985
Interest expense	(26,205)	(10,272)	(9,212)
Other, net	24,695	344	(9,302)
Income before income tax expense and extraordinary loss	272,365	110,867	240,363
Income tax expense	(90,820)	(38,586)	(84,292)
Income before extraordinary loss	181,545	72,281	156,071
Extraordinary loss from early debt extinguishment, *net of income tax benefit of $4,158*	(7,722)	–	–
Net income	$ 173,823	$ 72,281	$ 156,071
Earnings per share:			
Basic			
Income before extraordinary loss	$ 1.37	$ 0.53	$ 1.15
Extraordinary loss	(0.06)	–	–
Net	$ 1.31	$ 0.53	$ 1.15
Diluted			
Income before extraordinary loss	$ 1.31	$ 0.53	$ 1.11
Extraordinary loss	(0.05)	–	–
Net	$ 1.26	$ 0.53	$ 1.11
Weighted average shares outstanding:			
Shares of common stock	132,886	135,164	135,822
Dilutive potential shares of common stock	16,408	9,876	9,876
Total weighted average shares outstanding	149,294	145,040	145,698

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except number of shares)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gains (Losses)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
January 1, 1999	139,333,635	$ 1,393	$ 1,302,806	$ 547,783	$ (7,998)	3,518,100	$ (88,726)	$ 1,755,258
Net income	–	–	–	156,071	–	–	–	156,071
Dividends to stockholders	–	–	–	(67,911)	–	–	–	(67,911)
Stock options exercised	8,746	–	35	–	–	–	–	35
Exchange rate changes, net	–	–	–	–	(983)	–	–	(983)
Loss on investments, net	–	–	–	–	(248)	–	–	(248)
December 31, 1999	139,342,381	1,393	1,302,841	635,943	(9,229)	3,518,100	(88,726)	1,842,222
Net income	–	–	–	72,281	–	–	–	72,281
Treasury stock								
Purchase	–	–	–	–	–	2,705,100	(92,959)	(92,959)
Retirement	(6,223,200)	(62)	(58,193)	(123,430)	–	(6,223,200)	181,685	–
Dividends to stockholders	–	–	–	(67,608)	–	–	–	(67,608)
Stock options exercised	30,803	1	122	–	–	–	–	123
Put option premiums	–	–	3,875	–	–	–	–	3,875
Conversion of long-term debt	493	–	20	–	–	–	–	20
Exchange rate changes, net	–	–	–	–	506	–	–	506
Gain on investments, net	–	–	–	–	9,393	–	–	9,393
December 31, 2000	133,150,477	1,332	1,248,665	517,186	670	–	–	1,767,853
Net income	–	–	–	173,823	–	–	–	173,823
Treasury stock purchase	–	–	–	–	–	1,403,900	(37,768)	(37,768)
Dividends to stockholders	–	–	–	(66,502)	–	–	–	(66,502)
Put option premiums	–	–	6,876	–	–	–	–	6,876
Conversion of long-term debt	306,578	3	12,411	–	–	–	–	12,414
Exchange rate changes, net	–	–	–	–	(170)	–	–	(170)
Loss on investments, net	–	–	–	–	(620)	–	–	(620)
Minimum pension adjustment	–	–	–	–	(2,760)	–	–	(2,760)
December 31, 2001	133,457,055	$ 1,335	$ 1,267,952	$ 624,507	$ (2,880)	1,403,900	$ (37,768)	$1,853,146

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,		
	2001	2000	1999
Net income	$ 173,823	$ 72,281	$ 156,071
Other comprehensive gains (losses), net of tax:			
Foreign currency translation (loss) gain	(170)	506	(983)
Unrealized holding gain (loss) on investments	2,501	3,259	(5,903)
Reclassification adjustment for (gain) loss included in net income	(3,121)	6,134	5,655
Minimum pension liability adjustment	(2,760)	–	–
Total other comprehensive (loss) gain	(3,550)	9,899	(1,231)
Comprehensive income	$ 170,273	$ 82,180	$ 154,840

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating activities:			
Net income	$ 173,823	$ 72,281	$ 156,071
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	170,017	145,596	142,963
Gain on sale of assets	(327)	(14,324)	(231)
(Gain) loss on sale of marketable securities	(27,141)	(2,103)	522
Extraordinary loss from early debt extinguishment, net of tax	7,722	-	-
Impairment write-down of marketable securities	-	-	10,671
Deferred tax provision	74,264	26,155	38,529
Accretion of discount on marketable securities	(2,369)	(7,535)	(9,316)
Amortization of debt issuance costs	1,482	864	541
Amortization of discount on zero coupon convertible debentures	14,481	8,033	-
Changes in operating assets and liabilities:			
Accounts receivable	(40,201)	(9,883)	90,279
Rig inventory and supplies and other current assets	3	(9,190)	(7,527)
Other assets, non-current	(11,178)	(604)	(2,639)
Accounts payable and accrued liabilities	6,762	(4,592)	(30,540)
Taxes payable	9,443	(12,658)	11,193
Other liabilities, non-current	1,426	3,261	(881)
Other, net	(4,176)	1,234	(1,513)
Net cash provided by operating activities	374,031	196,535	398,122
Investing activities:			
Capital expenditures	(268,617)	(323,924)	(324,133)
Proceeds from sale of assets	1,726	33,279	662
Net change in marketable securities	1,753	(164,548)	4,343
Securities sold under repurchase agreements	199,062	-	-
Proceeds from settlement of forward contracts	226	-	-
Net cash used in investing activities	(65,850)	(455,193)	(319,128)
Financing activities:			
Acquisition of treasury stock	(37,768)	(92,959)	-
Proceeds from sale of put options	6,876	3,875	-
Payment of dividends	(66,502)	(67,608)	(67,911)
Proceeds from stock options exercised	-	123	35
Issuance of zero coupon convertible debentures	-	402,178	-
Debt issuance costs-zero coupon convertible debentures	-	(9,556)	-
Lease-leaseback agreement	(9,732)	55,000	-
Arrangement fees-lease-leaseback agreement	-	(255)	-
Early extinguishment of debt-3.75% convertible subordinated notes	(395,622)	-	-
Issuance of 1.5% convertible senior debentures	460,000	-	-
Debt issuance costs - 1.5% convertible senior debentures	(10,899)	-	-
Net cash provided by (used in) financing activities	(53,647)	290,798	(67,876)
Net change in cash and cash equivalents	254,534	32,140	11,118
Cash and cash equivalents, beginning of year	144,456	112,316	101,198
Cash and cash equivalents, end of year	$ 398,990	$ 144,456	$ 112,316

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Diamond Offshore Drilling, Inc. (the "Company") was incorporated in Delaware on April 13, 1989. Loews Corporation ("Loews"), a Delaware corporation of which the Company had been a wholly owned subsidiary prior to the initial public offering in October 1995 (the "Common Stock Offering"), owns 53.1% of the outstanding common stock of the Company.

The Company, through wholly owned subsidiaries, engages in the worldwide contract drilling of offshore oil and gas wells and is a leader in deep water drilling. Currently, the fleet is comprised of 30 semisubmersible rigs, 14 jack-up rigs and one drillship.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of significant inter-company transactions and balances.

Cash and Cash Equivalents and Marketable Securities

Short-term, highly liquid investments that have an original maturity of three months or less and deposits in money market mutual funds that are readily convertible into cash are considered cash equivalents. Cash at December 31, 2001 includes $199.1 million of collateral received in connection with securities sold under repurchase agreements. See "Securities Sold Under Agreements to Repurchase."

The Company's investments are classified as available for sale and stated at fair value. Accordingly, any unrealized gains and losses, net of taxes, are reported in the Consolidated Balance Sheets in "Accumulated other comprehensive income" until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and such adjustments are included in the Consolidated Statements of Income in "Interest income." The sale and purchase of securities are recorded on the date of the trade. The cost of debt securities sold is based on the specific identification method and the cost of equity securities sold is based on the average cost method. Realized gains or losses and declines in value, if any, judged to be other than temporary are reported in the Consolidated Statements of Income in "Other income (expense)."

Securities Sold Under Agreements to Repurchase

The Company accounts for repurchase agreements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company lends securities to unrelated parties, primarily major brokerage firms. Borrowers of these securities must deposit collateral with the Company equal to 100% of the fair value of these securities, if the collateral is cash, or 102% of the fair value of the securities, if the collateral is securities. Cash deposits from these transactions are invested in short-tem investments and a liability is recognized for the obligation to return the collateral. The Company continues to receive the interest on the loaned debt securities, as beneficial owner, and accordingly, the loaned debt securities are included in the Consolidated Balance Sheets in "Marketable securities". The fair value of collateral held and included with "Marketable securities" at December 31, 2001 was $198.7 million. The Company did not have any loaned debt securities at December 31, 2000.

Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138 on January 1, 2001. Derivative financial instruments of the Company include forward exchange contracts and a contingent interest provision that is embedded in the 1.5% convertible senior debentures (the "1.5% Debentures") issued on April 11, 2001. See Note 4.

Supplementary Cash Flow Information

Cash payments made for interest on long-term debt, including commitment fees, were $17.1 million during the year ended December 31, 2001 and $15.0 million during each of the years ended December 31, 2000 and 1999. Cash payments made for income taxes, net of refunds, during the years ended December 31, 2001, 2000 and 1999 were $33.1 million, $25.8 million and $35.0 million, respectively.

Rig Inventory and Supplies

Inventories primarily consist of replacement parts and supplies held for use in the operations of the Company. Inventories are stated at the lower of cost or estimated value.

Drilling and Other Property and Equipment

Drilling and other property and equipment is carried at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which meet certain criteria, are capitalized. Costs incurred for major rig upgrades are accumulated in construction work-in-progress, with no depreciation recorded on the additions, until the month the upgrade is completed and the rig is placed in service. Upon retirement or sale of a rig, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations. Depreciation is provided on the straight-line method over the remaining estimated useful lives from the year the asset is placed in service.

Capitalized Interest

The Company incurred total interest cost, including amortization of debt issuance costs, of $28.8 million, $24.1 million and $15.5 million during the years ended December 31, 2001, 2000 and 1999, respectively. Interest cost for construction and upgrade of qualifying assets is capitalized. Interest cost capitalized during the years ended December 31, 2001, 2000 and 1999 was $2.6 million, $13.8 million and $6.3 million, respectively.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated certain rigs in its fleet in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and no instance of impairment was noted.

Goodwill

Goodwill from the merger with Arethusa (Off-Shore) Limited ("Arethusa") is amortized on a straight-line basis over 20 years. Amortization charged to operating expense during the years ended December 31, 2001, 2000 and 1999 totaled $3.3 million, $4.5 million and $5.3 million, respectively. The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002 and accordingly, has suspended amortization of goodwill in 2002. See Note 6.

Debt Issuance Costs

Debt issuance costs are included in the Consolidated Balance Sheets in "Other assets" and are amortized over the term of the related debt.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's non-U.S. income tax liabilities are based upon the results of operations of the various subsidiaries and foreign branches in those jurisdictions in which they are subject to taxation. Beginning in 2001, the Company decided to indefinitely reinvest a portion of the earnings of its U.K. subsidiaries. Consequently, no U.S. deferred taxes were provided on these earnings in 2001.

Treasury Stock

Depending on market conditions, the Company may, from time to time, purchase shares of its common stock in the open market or otherwise. The purchase of treasury stock is accounted for using the cost method which reports the cost of the shares acquired in "Treasury stock" as a deduction from stockholders' equity in the Consolidated Balance Sheets. During the year ended December 31, 2001, the Company purchased 1.4 million shares of its common stock at an aggregate cost of $37.8 million, or at an average cost of $26.90 per share. During the year ended December 31, 2000, the Company purchased 2.7 million shares of its common stock at an aggregate cost of $93.0 million, or at an average cost of $34.36 per share. Effective December 31, 2000, the Company retired 6.2 million shares of its treasury stock at an aggregate cost of $181.7 million.

Common Equity Put Options

During the year ended December 31, 2001, the Company received premiums of $6.9 million for the sale of put options covering 1,687,321 shares of common stock. The options give the holders the right to require the Company to repurchase up to the contracted number of shares of its common stock at the stated exercise price per share at any time prior to their expiration. The Company has the option to settle in cash or shares of common stock. Premiums received for these options are recorded in "Additional paid-in capital" in the Consolidated Balance Sheets.

Put options outstanding at December 31, 2001 are as follows:

Expiration Date	No. of Shares of Common Stock	Exercise Price Per Share
2/05/02	500,000	$ 27.96
2/12/02	500,000	$ 40.00
2/19/02	250,000	$ 29.50
2/19/02	250,000	$ 28.50
3/29/02	163,721	$ 24.99
6/21/02	23,600	$ 24.46

On January 30, February 13, and February 14, 2002, the Company settled some of its outstanding put options with cash payments of $0.4 million, $0.3 million and $0.5 million, respectively. These put options covered 1,000,000 shares of the Company's common stock and were to expire on February 5, and February 19, 2002. During the first quarter of 2002 the Company will reduce "Additional paid-in-capital" in the Consolidated Balance Sheet for amounts paid to settle these put options. On February 12, 2002, the Company purchased 500,000 shares of its common stock at $40.00 per share to settle put options expiring on that day. During the first quarter of 2002 the Company will reduce "Additional paid-in-capital" in the Consolidated Balance Sheet by $3.1 million, the amount of premium received for the sale of these put options, and report the net cost of the shares, $16.9 million, in "Treasury stock" as a deduction from stockholder's equity in the Consolidated Balance Sheet.

Stock-Based Compensation

In 2000 the Company adopted a stock option plan "2000 Stock Option Plan" whereby certain of the Company's employees, consultants and non-employee directors may be granted options to purchase stock. The Company accounts for the 2000 Stock Option Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and as interpreted by Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." See Note 13.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances except those transactions resulting from investments by owners and distributions to owners. Comprehensive income includes net income, foreign currency translation gains and losses, minimum pension liability adjustments and unrealized holding gains and losses on marketable securities.

Currency Translation

The Company's primary functional currency is the U.S. dollar. Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. These subsidiaries translate assets and liabilities at year-end exchange rates while income and expense accounts are translated at average exchange rates. Translation adjustments are reflected in the Consolidated Balance Sheets in "Accumulated other comprehensive gains/(losses)." Currency transaction gains and losses are included in the Consolidated Statements of Income in "Other income (expense)." Additionally, translation gains and losses of subsidiaries operating in hyperinflationary economies are included in operating results.

Revenue Recognition

Income from dayrate drilling contracts is recognized currently. In connection with such drilling contracts, the Company may receive lump-sum fees for the mobilization of equipment and personnel. The excess of mobilization fees received over costs incurred to mobilize an offshore rig from one market to another is recognized over the term of the related drilling contract unless there is excess mobilization cost in which case the excess cost is recognized currently. Absent a contract, mobilization costs are also recognized currently.

Lump-sum payments received from customers relating to specific contracts are deferred and amortized to income over the term of the drilling contract.

Income from offshore turnkey drilling contracts is recognized on the completed contract method, with revenues accrued to the extent of costs until the specified turnkey depth and other contract requirements are met. Provisions for future losses on turnkey drilling contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract.

Extraordinary Loss

On April 6, 2001, the Company redeemed all of its outstanding 3.75% convertible subordinated notes (the "3.75% Notes") at 102.08% of the principal amount thereof plus accrued interest for a total cash payment of $397.7 million. An extraordinary loss of $7.7 million was incurred as a result of the early extinguishment of debt, consisting of $8.1 million of retirement premiums and the write-off of $3.8 million of associated debt issuance costs, net of a tax benefit of $4.2 million.

New Accounting Pronouncements

In October 2001 the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 with earlier application encouraged. The adoption of SFAS No. 144 by the Company in January 2002 has not had, nor is it expected to have, a material impact on the Company's consolidated results of operation, financial position or cash flow.

In August 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 with early adoption encouraged. Adoption of SFAS No. 143 in 2003 is not expected to have a material impact on the Company's consolidated results of operation, financial position or cash flow.

In June 2001 the FASB issued two new pronouncements, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and applies to all business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted SFAS No. 142 on January 1, 2002 and has suspended amortization of goodwill which was $3.3 million, $4.5 million and $5.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. SFAS No. 142 does not change the SFAS No. 109 "Accounting for Income Taxes" requirement to reduce goodwill for the excess of tax benefits not previously recognized. See Note 6. The adoption of SFAS No. 142 has not had, nor is it expected to have, a material impact on the Company's consolidated results of operation, financial position or cash flow.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Reclassifications

Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

Fair Value of Financial Instruments

The Company provides fair value information of its financial instruments in the notes to the consolidated financial statements (see Note 11). The carrying amount of the Company's current financial instruments approximate fair value because of the short maturity of these instruments. For non-current financial instruments the Company uses quoted market prices when available and discounted cash flows to estimate fair value.

2. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per-share computations follows:

	2001	2000	1999
	(In thousands, except per share data)		
Income before extraordinary loss – basic (numerator):	$ 181,545	$ 72,281	$ 156,071
Extraordinary loss from early debt extinguishment, net of income tax benefit of $4,158	(7,722)	–	–
Effect of dilutive potential shares			
Convertible subordinated notes - 3.75%	2,424	4,249	5,988
Zero coupon convertible debentures	8,833	–	–
Convertible senior debentures - 1.5%	3,062	–	–
Net income including conversions – diluted (numerator):	$ 188,142	$ 76,530	$ 162,059
Weighted average shares – basic (denominator):	132,886	135,164	135,822
Effect of dilutive potential shares			
Convertible subordinated notes - 3.75%	2,564	9,876	9,876
Zero coupon convertible debentures	6,929	–	–
Convertible senior debentures - 1.5%	6,812	–	–
Stock options	1	–	–
Put options	102	–	–
Weighted average shares including conversions – diluted (denominator):	149,294	145,040	145,698
Earnings per share:			
Basic			
Income before extraordinary loss	$ 1.37	$ 0.53	$ 1.15
Extraordinary loss	(0.06)	–	–
Net	$ 1.31	$ 0.53	$ 1.15
Diluted			
Income before extraordinary loss	$ 1.31	$ 0.53	$ 1.11
Extraordinary loss	(0.05)	–	–
Net	$ 1.26	$ 0.53	$ 1.11

The computation of diluted earnings per share ("EPS") for the year ended December 31, 2000 excludes approximately 6.9 million potentially dilutive shares issuable upon conversion of the Company's zero coupon convertible debentures due 2020 (the "Zero Coupon Debentures"), issued in June 2000, because the inclusion of such shares would be antidilutive.

Put options covering 1,687,321 shares of common stock at various stated exercise prices per share were outstanding at December 31, 2001. However, the computation of diluted EPS for the year ended December 31, 2001 excluded put options covering 187,321 shares of common stock because the options' exercise prices were less than the average market price per share of the common stock.

Put options covering 750,000 shares of common stock at an exercise price of $37.85 per share were outstanding at December 31, 2000, but were not included in the computation of diluted EPS for the year ended December 31, 2000 because the options' exercise price was less than the average market price per share of the common stock. There were no put options sold or outstanding during the year ended December 31, 1999.

The incremental shares calculated from non-qualified stock options, granted in accordance with the 2000 Stock Option Plan approved in May 2000, that were included in the computation of diluted EPS for the year ended December 31, 2001 did not include 182,700 stock options because the options' exercise prices were more than the average market price per share of the common stock.

The incremental shares calculated from non-qualified stock options included in the computation of diluted EPS for the year ended December 31, 2000, were immaterial for presentation purposes and did not include 86,500 stock options because the options' exercise prices were more than the average market price per share of the common stock.

3. MARKETABLE SECURITIES

Investments classified as available for sale are summarized as follows:

	December 31, 2001		
	Cost	Unrealized Gain (Loss)	Market Value
	(in thousands)		
Debt securities issued by the U.S. Treasury and other U.S. government agencies:			
Due after one year through five years	$ 247,453	$ 2,689	$250,142
Due after five years through ten years	54,355	1,095	55,450
Collateralized mortgage obligations	442,518	277	442,795
Total	$ 744,326	$ 4,061	$748,387

	December 31, 2000		
	Cost	Unrealized Gain (Loss)	Market Value
	(in thousands)		
Debt securities issued by the U.S. Treasury and other U.S. government agencies:			
Due within one year	$ 149,005	$ 60	$ 149,065
Due after five years through ten years	265,981	1,045	267,026
Collateralized mortgage obligations	297,446	3,757	301,203
Equity securities	231	153	384
Total	$ 712,663	$ 5,015	$ 717,678

All of the Company's investments are included as current assets in the Consolidated Balance Sheets in "Marketable securities," representing the investment of cash available for current operations.

Proceeds from sales of marketable securities and gross realized gains and losses are summarized as follows:

	December 31,	
	2001	2000
	(in thousands)	
Proceeds from sales	$2,468,971	$ 1,345,183
Gross realized gains	38,584	2,590
Gross realized losses	(11,443)	(487)

4. DERIVATIVE FINANCIAL INSTRUMENTS

Forward Exchange Contracts

The Company operates internationally, resulting in exposure to foreign exchange risk. This risk is primarily associated with costs payable in foreign currencies for employee compensation and for purchases from foreign suppliers. The Company's primary technique for minimizing its foreign exchange risk involves structuring customer contracts to provide for payment in both the U. S. dollar and the foreign currency whenever possible. The payment portion denominated in the foreign currency is based on anticipated foreign currency requirements over the contract term. In some instances, a foreign exchange forward contract is used to minimize the forward exchange risk. A forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified foreign exchange rates on specified dates.

On July 27, 2001, the Company entered into 12 forward contracts to purchase 3.5 million Australian dollars each month end through July 31, 2002. These forward contracts are derivatives as defined by SFAS No. 133. SFAS No. 133 requires that each derivative be stated in the balance sheet at its fair value with gains and losses reflected in the income statement except that, to the extent the derivative qualifies for hedge accounting, the gains and losses are reflected in income in the same period as offsetting losses and gains on the qualifying hedged positions. SFAS No. 133 further provides specific criteria necessary for a derivative to qualify for hedge accounting. The forward contracts purchased by the Company on July 27, 2001, do not qualify for hedge accounting. A pre-tax gain of $0.4 million related to the forward contracts (a $0.3 million realized gain and a $0.1 million unrealized gain) was recorded in the Consolidated Statement of Income for the year ended December 31, 2001 in "Other income (expense)."

Contingent Interest

On April 11, 2001, the Company issued 1.5% Debentures in the amount of $460.0 million which are due April 15, 2031, and contain a contingent interest provision (see Note 8). The contingent interest component is an embedded derivative as defined by SFAS No. 133 and accordingly must be split from the host instrument and recorded at fair value on the balance sheet. The contingent interest component had no value at issuance or at December 31, 2001.

5. DRILLING AND OTHER PROPERTY AND EQUIPMENT

Cost and accumulated depreciation of drilling and other property and equipment are summarized as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Drilling rigs and equipment	**$2,732,333**	$ 2,155,924
Construction work-in-progress	**163,308**	502,921
Land and buildings	**14,629**	14,224
Office equipment and other	**19,731**	18,480
Cost	**2,930,001**	2,691,549
Less accumulated depreciation	**(927,128)**	(760,367)
Drilling and other property and equipment, net	**$2,002,873**	$ 1,931,182

Construction work-in-progress at December 31, 2001, included approximately $157.0 million primarily for the significant upgrades of the *Ocean Baroness* and *Ocean Rover* to high specification capabilities.

In January 2001 approximately $448.2 million was reclassified from construction work-in-progress to drilling rigs and equipment upon completion of the conversion of the *Ocean Confidence* from an accommodation vessel to a high specification semisubmersible drilling unit. The customer accepted the rig on January 5, 2001, at which time it began a five-year drilling program in the Gulf of Mexico.

In January 2000 the Company sold a jack-up drilling rig, the *Ocean Scotian*, for $32.0 million in cash resulting in a gain of $13.9 million ($9.0 million after-tax). The rig had been cold stacked offshore The Netherlands prior to the sale.

6. GOODWILL

The merger with Arethusa in 1996 generated an excess of the purchase price over the estimated fair value of the net assets acquired. Cost and accumulated amortization of such goodwill is summarized as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Goodwill	$ 69,008	$ 82,628
Less: accumulated amortization	(30,679)	(27,423)
Total	$ 38,329	$ 55,205

During the years ended December 31, 2001 and 2000, adjustments of $13.6 million and $13.5 million, respectively, were recorded to reduce goodwill before accumulated amortization. The adjustments represent tax benefits not previously recognized for the excess of tax deductible goodwill over the book goodwill amount. The Company will continue to reduce goodwill in future periods as the tax benefits of excess tax goodwill over book goodwill is recognized. Goodwill is expected to be reduced to zero during the year 2004.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Personal injury and other claims	$ 25,471	$ 21,565
Payroll and benefits	25,880	22,688
Interest payable	1,645	5,870
Reserve for class action litigation	9,699	-
Other	25,047	23,026
Total	$ 87,742	$ 73,149

8. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Convertible subordinated notes-3.75%	$ -	$ 399,980
Zero coupon convertible debentures	424,694	410,211
Convertible senior debentures-1.5%	460,000	-
Ocean Alliance lease-leaseback agreement	46,368	56,100
	931,062	866,291
Less: Current maturities	(10,426)	(9,732)
Total	$ 920,636	$ 856,559

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001, are as follows:

	(Dollars in thousands)
Net Income:	
2002	$ 10,426
2003	11,155
2004	11,969
2005	12,818
2006	-
Thereafter	884,694
	931,062
Less: Current maturities	(10,426)
Total	$ 920,636

Convertible Subordinated Notes

On April 6, 2001, the Company redeemed all of its outstanding 3.75% Notes in accordance with the indenture under which the 3.75% Notes were issued. Prior to April 6, 2001, $12.4 million principal amount of the 3.75% Notes had been converted into 307,071 shares of the Company's common stock, par value $0.01 per share, at the stated conversion price of $40.50 per share. The remaining $387.6 million principal amount of the 3.75% Notes was redeemed at 102.08% of the principal amount thereof plus accrued interest for a total cash payment of $397.7 million resulting in an after-tax charge of $7.7 million, which is reported as an extraordinary loss in the Consolidated Statement of Income.

Convertible Senior Debentures

On April 11, 2001, the Company issued $460.0 million principal amount of 1.5% Debentures which are due April 15, 2031. The 1.5% Debentures are convertible into shares of the Company's common stock at an initial conversion rate of 20.3978 shares per $1,000 principal amount of the 1.5% Debentures, subject to adjustment in certain circumstances. Upon conversion, the Company has the right to deliver cash in lieu of shares of the Company's common stock. The transaction resulted in net proceeds of approximately $449.1 million.

Interest of 1.5% per year on the outstanding principal amount is payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2001. The 1.5% Debentures are unsecured obligations of the Company and rank equally with all of the Company's other unsecured senior indebtedness.

The Company will pay contingent interest to holders of the 1.5% Debentures during any six-month period commencing after April 15, 2008 if the average market price of a 1.5% Debenture for a measurement period preceding such six-month period equals 120% or more of the principal amount of such 1.5% Debenture and the Company pays a regular cash dividend during such six-month period. The contingent interest payable per $1,000 principal amount of 1.5% Debentures, in respect of any quarterly period, will equal 50% of regular cash dividends paid by the Company per share on its common stock during that quarterly period multiplied by the conversion rate. This contingent interest component is an embedded derivative, which had no fair value at issuance or on December 31, 2001.

Holders may require the Company to purchase all or a portion of their 1.5% Debentures on April 15, 2008, at a price equal to 100% of the principal amount of the 1.5% Debentures to be purchased plus accrued and unpaid interest. The Company may choose to pay the purchase price in cash or shares of the Company's common stock or a combination of cash and common stock. In addition, holders may require the Company to purchase, for cash, all or a portion of their 1.5% Debentures upon a change in control (as defined).

The Company may redeem all or a portion of the 1.5% Debentures at any time on or after April 15, 2008, at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Zero Coupon Convertible Debentures

On June 6, 2000, the Company issued Zero Coupon Debentures at a price of $499.60 per $1,000 debenture, which represents a yield to maturity of 3.50% per year. The Company will not pay interest prior to maturity unless it elects to convert the Zero Coupon Debentures to interest-bearing debentures upon the occurrence of certain tax events. The Zero Coupon Debentures are convertible at the option of the holder at any time prior to maturity, unless previously redeemed, into the Company's common stock at a fixed conversion rate of 8.6075 shares of common stock per Zero Coupon Debenture, subject to adjustments in certain events. The Zero Coupon Debentures are senior unsecured obligations of the Company.

The Company has the right to redeem the Zero Coupon Debentures, in whole or in part, after June 6, 2005, for a price equal to the issuance price plus accrued original issue discount through the date of redemption. Holders have the right to require the Company to repurchase the Zero Coupon Debentures on the fifth, tenth and fifteenth anniversaries of issuance at the accreted value through the date of repurchase. The Company may pay such repurchase price with either cash or shares of the Company's common stock or a combination of cash and shares of common stock.

***Ocean Alliance* Lease-Leaseback**

In December 2000 the Company entered into a lease-leaseback agreement with a European bank. The lease-leaseback agreement provides for the Company to lease the *Ocean Alliance*, one of the Company's high specification semisubmersible drilling rigs, to the bank for a lump-sum payment of $55.0 million plus an origination fee of $1.1 million and for the bank to then sub-lease the rig back to the Company. Under the Agreement, which had a five-year term, the Company is to make five annual payments of $13.7 million. The first annual payment was made in December 2001. This financing arrangement has an effective interest rate of 7.13% and is an unsecured subordinated obligation of the Company.

Credit Agreement

The Company's $20.0 million short-term revolving credit agreement with a U.S. bank expired in April 2001. The credit agreement provided for borrowings at various interest rates and varying commitment fees dependent upon public credit ratings. The credit agreement contained certain financial and other covenants and provisions that had to be maintained by the Company for compliance. As of March 31, 2001, there were no outstanding borrowings under this credit agreement and the Company was in compliance with each of the covenants and provisions.

9. COMPREHENSIVE INCOME

The income tax effects allocated to the components of other comprehensive income are as follows:

	Year Ended December 31, 2001		
	Before Tax	Tax Effect	Net-of-Tax
	(in thousands)		
Foreign currency translation (loss) gain	$ (262)	$ 92	$ (170)
Minimum pension liability adjustment	(4,246)	1,486	(2,760)
Unrealized gain (loss) on investments:			
Gain (loss) arising during 2001	3,848	(1,347)	2,501
Reclassification adjustment	(4,802)	1,681	(3,121)
Net unrealized (loss) gain	(954)	334	(620)
Other comprehensive (loss) income	$ (5,462)	$ 1,912	$ (3,550)

	Year Ended December 31, 2000		
	Before Tax	Tax Effect	Net-of-Tax
	(in thousands)		
Foreign currency translation gain (loss)	$ 778	$ (272)	$ 506
Unrealized gain (loss) on investments:			
Gain (loss) arising during 2000	5,014	(1,755)	3,259
Reclassification adjustment	9,437	(3,303)	6,134
Net unrealized gain (loss)	14,451	(5,058)	9,393
Other comprehensive income (loss)	$ 15,229	$ (5,330)	$ 9,899

	Year Ended December 31, 1999		
	Before Tax	Tax Effect	Net-of-Tax
	(in thousands)		
Foreign currency translation (loss) gain	$ (1,512)	$ 529	$ (983)
Unrealized gain (loss) on investments:			
(Loss) gain arising during 1999	(9,081)	3,178	(5,903)
Reclassification adjustment	8,700	(3,045)	5,655
Net unrealized (loss) gain	(381)	133	(248)
Other comprehensive (loss) income	$ (1,893)	$ 662	$ (1,231)

10. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under operating leases, which expire through the year 2007. Total rent expense amounted to $1.0 million, $1.2 million and $1.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Minimum future rental payments under leases are approximately $1.1 million, $0.5 million, $0.2 million, $0.1 million, $0.1 million and $17,000 for the years 2002 to 2007, respectively. There are no minimum future rental payments under leases after the year 2007.

The Company is contingently liable as of December 31, 2001 in the amount of $15.7 million under certain performance, bid, customs and export bonds. On the Company's behalf, banks have issued letters of credit securing certain of these bonds.

Raymond Verdin, on behalf of himself and those similarly situated v. Pride Offshore, Inc., et al; C.A. No. G-01-168 in the United States District Court for the Southern District of Texas, Houston, Division; formerly styled *Raymond Verdin v. R&B Falcon Drilling USA, Inc., et al*; No. G-00-488 in the United States District Court for the Southern District of Texas, Galveston Division, filed October 10, 2000. The

Company was named as a defendant in a proposed class action suit filed on behalf of offshore workers against all of the major offshore drilling companies. The proposed class includes persons hired in the United States by the companies to work in the Gulf of Mexico and around the world. The allegation is that the companies, through trade groups, shared information in violation of the Sherman Antitrust Act and various state laws. Plaintiff Thomas Bryant has replaced the named plaintiff as the proposed class representative. The lawsuit is seeking money damages and injunctive relief as well as attorney's fees and costs. During the first quarter of 2001, the Company recorded a $10.0 million reserve for this pending litigation in the Company's Consolidated Statement of Income. In July 2001 the Company filed a stipulation of settlement with the District Court in which it agreed to settle the plaintiffs' outstanding claims within the limits of the reserve. In December 2001 the United States District Judge for the Southern District of Texas, Houston Division, entered an order preliminarily approving the proposed class action settlement, preliminarily certifying the settlement class, and setting a fairness hearing for April 18, 2002 to determine whether to give the settlement final approval. A court appointed settlement administrator will provide notice of the proposed class action settlement.

Various other claims have been filed against the Company in the ordinary course of business, particularly claims alleging personal injuries. Management believes that the Company has established adequate reserves for any liabilities that may reasonably be expected to result from these claims. In the opinion of management, no pending or threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11. FINANCIAL INSTRUMENTS

Concentrations of Credit and Market Risk

Financial instruments which potentially subject the Company to significant concentrations of credit or market risk consist primarily of periodic temporary investments of excess cash and trade accounts receivable and investments in debt and equity securities, including treasury inflation-indexed protected bonds ("TIP's") and collateralized mortgage obligations ("CMO's"). The Company places its temporary excess cash investments in high quality short-term money market instruments through several financial institutions. At times, such investments may be in excess of the insurable limit. The Company's periodic evaluations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited primarily due to the entities comprising the Company's customer base. Since the market for the Company's services is the offshore oil and gas industry, this customer base consists primarily of major oil companies and independent oil and gas producers. The Company provides allowances for potential credit losses when necessary. No such allowances were deemed necessary for the years presented and, historically, the Company has not experienced significant losses on trade receivables. The Company's investments in debt securities, which are primarily U.S. government securities, do not impose a significant market risk on the Company as they are generally short-term with ready marketability. TIP's are not considered high-risk investments. While the amount of each semiannual interest payment is based on the security's inflation-adjusted principal amount on an interest payment date, if at maturity the inflation-adjusted principal is less than the security's par amount, the U.S. government pays an additional amount so that the inflation-adjusted principal equals the par amount. Investments in CMO's are not considered high-risk as they are also short-term and readily marketable with an implied AAA rating backed by U.S. government guaranteed mortgages.

Fair Values

The amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, marketable securities, accounts receivable, and accounts payable approximate fair value. Fair values and related carrying values of the Company's debt instruments are shown below:

	Year Ended December 31,			
	2001		2000	
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(in millions)			
Zero Coupon Debentures	$ 408.9	$ 424.7	$ 406.2	$ 410.2
1.5% Debentures	$ 421.3	$ 460.0	-	-
3.75% Notes	-	-	$ 440.2	$ 440.0
Ocean Alliance Lease-leaseback	$ 45.9	$ 46.4	$ 54.3	$ 56.1

The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies and information available to management as of December 31, 2001 and 2000. Considerable judgment is required in developing these estimates, and accordingly, no assurance can be given that the estimated values are indicative of the amounts that would be realized in a free market exchange. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

Cash and cash equivalents – The carrying amounts approximate fair value because of the short maturity of these instruments.

Marketable securities – The fair values of the debt and equity securities, including TIP's and CMO's, available for sale were based on quoted market prices as of December 31, 2001 and 2000.

Accounts receivable and accounts payable – The carrying amounts approximate fair value based on the nature of the instruments.

Long-term debt – The fair value of the Zero Coupon Debentures, the 1.5% Debentures and the 3.75% Notes was based on the quoted market price from brokers of these instruments. The fair value of the *Ocean Alliance* lease-leaseback agreement was based on the present value of estimated future cash flows using a discount rate of 7.59%.

12. RELATED PARTY TRANSACTIONS

The Company and Loews entered into a services agreement which was effective upon consummation of the Common Stock Offering (the "Services Agreement") pursuant to which Loews agreed to continue to perform certain administrative and technical services on behalf of the Company. Such services include personnel, telecommunications, purchasing, internal auditing, accounting, data processing and cash management services, in addition to advice and assistance with respect to preparation of tax returns and obtaining insurance. Under the Services Agreement, the Company is required to reimburse Loews for (i) allocated personnel costs (such as salaries, employee benefits and payroll taxes) of the Loews personnel actually providing such services and (ii) all out-of-pocket expenses related to the provision of such services. The Services Agreement may be terminated at the Company's option upon 30 days' notice to Loews and at the option of Loews upon six months' notice to the Company. In addition, the Company has agreed to indemnify Loews for all claims and damages arising from the provision of services by Loews under the Services Agreement unless due to the gross negligence or willful misconduct of Loews. The Company was charged $0.3 million, $0.4 million and $0.3 million by Loews for these support functions during the years ended December 31, 2001, 2000 and 1999, respectively.

13. STOCK OPTION PLAN

The Company's 2000 Stock Option Plan provides for issuance of either incentive stock options or non-qualified stock options to the Company's employees, consultants and non-employee directors. Options may be granted to purchase stock at no less than 100% of the market price of the stock on the date the option is granted. Such plan reserved for issuance up to 750,000 shares of the Company's common stock, none of which had been issued as of December 31, 2001. Unless otherwise specified by the Board of Directors at the time of the grant, stock options have a maximum term of ten years, subject to earlier termination under certain conditions and vest over four years.

The following table summarizes the stock option activity related to the 2000 Stock Option Plan:

	2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, January 1	109,000	$ 42.83	–	$ –
Granted	109,300	32.54	113,000	42.84
Forfeited	–	–	(4,000)	43.03
Outstanding, December 31	218,300	$ 37.68	109,000	$ 42.83
Exercisable, December 31	11,500	$ 34.16	31,000	$ 42.34

The following table summarizes information for options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 24.60 – $33.51	71,200	9.2 years	$ 29.06	6,000	$ 29.06
$ 35.72 - $43.03	147,100	8.3 years	$ 41.85	36,500	$ 41.95

The Company accounts for the 2000 Stock Option Plan in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the options granted under the plan. Had compensation expense for the Company's stock options been recognized based on the fair value of the options at the grant dates, using the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000
	(In thousands except per share amounts)	
Net Income:		
As reported	$ 173,823	$ 72,281
Pro forma	$ 173,146	$ 71,918
Earnings Per Share of Common Stock:		
As reported	$ 1.31	$ 0.53
Pro forma	$ 1.30	$ 0.53
Earnings Per Share of Common Stock – assuming dilution:		
As reported	$ 1.26	$ 0.53
Pro forma	$ 1.26	$ 0.53

The per share weighted-average fair value of stock options granted during 2001 and 2000 was $14.60 and $26.71, respectively. The fair value of options granted in 2001 and 2000 has been estimated at the date of grant using a Binomial Option Pricing Model with the following weighted average assumptions:

	2001	2000
Risk-free interest rate	4.52%	6.71%
Expected life of options		
Employees	6	6
Directors	4	6
Expected volatility of the company's stock price	49%	69%
Expected dividend yield	1.64%	1.25%

14. INCOME TAXES

The components of income before income taxes are as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Income before income tax expense and extraordinary loss:			
U.S.	$ 250,014	$ 97,118	$ 212,331
Non-U.S.	22,351	13,749	28,032
Worldwide	$ 272,365	$ 110,867	$ 240,363

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Income before income tax expense:			
U.S (including pre-tax extraordinary loss)	$ 238,134	$ 97,118	$ 212,331
Non-U.S.	22,351	13,749	28,032
Worldwide (including pre-tax extraordinary loss)	$ 260,485	$ 110,867	$ 240,363

The components of income tax expense are as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
U.S. - current	$ 564	$ 7,981	$ 15,830
Non-U.S. - current	11,834	4,450	29,933
Total current	12,398	12,431	45,763
U.S. - deferred	60,649	12,540	24,783
U.S. - deferred to reduce goodwill	13,615	13,615	13,746
Total deferred	74,264	26,155	38,529
Total	$ 86,662	$ 38,586	$ 84,292

The Company's income tax provision (benefit) is recorded as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Income before extraordinary loss	$ 90,820	$ 38,586	$ 84,292
Extraordinary loss	(4,158)	–	–
Total	$ 86,662	$ 38,586	$ 84,292

The difference between actual income tax expense and the tax provision computed by applying the statutory federal income tax rate to income before taxes is attributable to the following:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Expected income tax expense at federal statutory rate	$ 91,169	$ 38,803	$ 84,127
Foreign earnings indefinitely reinvested	(5,222)	–	–
Adjustment to prior year return	2	(69)	(4)
Other	713	(148)	169
Income tax expense	$ 86,662	$ 38,586	$ 84,292

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	December 31,	
	2001	2000
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 9,867	$ 8,990
Worker's compensation accruals (1)	5,753	4,635
Foreign tax credits	40,097	30,214
Other (2)	8,485	4,227
Total deferred tax assets	64,202	48,066
Deferred tax liabilities:		
Depreciation and amortization	(378,436)	(300,969)
Undistributed earnings of non-U.S. subsidiaries	(34,348)	(37,193)
Non-U.S. deferred taxes	(14,684)	(14,684)
Other	(7,076)	(7,076)
Total deferred tax liabilities	(434,544)	(359,922)
Net deferred tax liability	$ (370,342)	$(311,856)

(1) Reflected in "Prepaid expenses and other" in the Company's Consolidated Balance Sheets.

(2) In 2000 approximately $136 is reflected in "Prepaid expenses and other" in the Company's Consolidated Balance Sheets.

Except for selective dividends, the Company's practice prior to 1997 was to reinvest the unremitted earnings of all of its non-U.S. subsidiaries and postpone their remittance indefinitely. Thus, no additional U.S. taxes were provided on such earnings. Undistributed earnings of non-U.S. subsidiaries generated prior to 1997 for which no U.S. deferred income tax provision has been made for possible future remittances totaled approximately $46.2 million at December 31, 2001. In addition, the Company has negative undistributed earnings of non-U.S. subsidiaries generated prior to 1997 of $66.8 million at December 31, 2001, for which no deferred tax benefit has been recognized. It is not practicable to estimate the amount of unrecognized U.S. deferred taxes, if any, that might be payable on the actual or deemed remittance of such earnings. On actual remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a U.S. tax liability, if any.

At the beginning of 2001, the Company decided to postpone remittance of a portion of the earnings of its U.K. subsidiaries. The Company plans to reinvest these earnings indefinitely and no U.S. taxes were provided on these earnings. Undistributed earnings of the U.K. subsidiaries in 2001 for which no U.S. deferred income tax provision has been made were $14.9 million.

The Company believes it is probable that its deferred tax assets of $64.2 million will be realized on future tax returns, primarily from the generation of future taxable income through both profitable operations and future reversals of existing taxable temporary differences. However, if the Company is unable to generate sufficient taxable income in the future through operating results, a valuation allowance will be required as a charge to expense.

Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of the Company's subsidiaries, unless realization of the effect is probable in the foreseeable future. The Company also has certain income tax loss carryforwards in non-U.S. tax jurisdictions to which it has assigned no value because of the uncertainty of utilization of these carryforwards.

In connection with the merger with Arethusa, the Company acquired net operating loss ("NOL") carryforwards available to offset future taxable income. The utilization of these NOL carryforwards is limited pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company has previously recorded a deferred tax asset for the benefit of the remaining NOL carryforwards available for future years. For the year ended December 31, 2001, the Company was unable to utilize any of these carryforwards. The NOL carryforwards expire as follows:

Year	Tax Benefit of Net Operating Losses
	(in thousands)
2007	$ 547
2008	3,676
2009	3,901
2010	866
Total	$ 8,990

For the year ended December 31, 2001, the Company had a taxable loss that resulted in an NOL carryforward of $2.5 million resulting in an associated tax benefit of $0.9 million that will expire in 2021.

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company maintains defined contribution retirement plans for its U.S., U.K. and third country national ("TCN") employees. The plan for U.S. employees (the "401k Plan") is designed to qualify under Section 401k of the Code. Under the 401k Plan, each participant may elect to defer taxation on a portion of his or her eligible earnings, as defined by the 401k Plan, by directing the Company to withhold a percentage of such earnings. A participating employee may also elect to make after-tax contributions to the 401k Plan. The Company contributes 3.75% of a participant's defined compensation and matches 25% of the first 6% of each employee's compensation contributed. Participants are fully vested immediately upon enrollment in the plan. For the years ended December 31, 2001, 2000 and 1999, the Company's provision for contributions was $6.9 million, $6.2 million and $6.4 million, respectively.

The plan for U.K. employees provides that the Company contributes amounts equivalent to the employee's contributions generally up to a maximum of 5.25% of the employee's defined compensation per year. The Company's provision for contributions for the years ended December 31, 2001, 2000 and 1999 was $0.5 million, $0.4 million and $0.5 million, respectively.

The plan for the Company's TCN employees was effective April 1, 1998 and is similar to the 401k Plan. The Company contributes 3.75% of a participant's defined compensation and matches 25% of the first 6% of each employee's compensation contributed. For the years ended December 31, 2001, 2000 and 1999, the Company's provision for contributions was $0.6 million, $0.5 million and $0.6 million, respectively.

Deferred Compensation and Supplemental Executive Retirement Plan

The Company established its Deferred Compensation and Supplemental Executive Retirement Plan in December 1996. The Company contributes any portion of the 3.75% of the base salary contribution and the matching contribution to the 401k Plan that cannot be contributed because of the limitations within the Code and because of elective deferrals that the participant makes under the plan. Additionally, the plan provides that participants may defer up to 10% of base compensation and/or up to 100% of any performance bonus. Participants in this plan are a select group of management or highly compensated employees of the Company and are fully vested in all amounts paid into the plan. The Company's provision for contributions for the years ended December 31, 2001, 2000 and 1999 was not material.

Pension Plan

The defined benefit pension plan established by Arethusa effective October 1, 1992 was frozen on April 30, 1996. At that date, all participants were deemed fully vested in the plan, which covered substantially all U.S. citizens and U.S. permanent residents who were employed by Arethusa. Benefits are calculated and paid based on an employee's years of credited service and average compensation at the date the plan was frozen using an excess benefit formula integrated with social security covered compensation.

Pension costs are determined actuarially and funded as required by the Code. The plan's assets are invested in cash and cash equivalents, equity securities, government and corporate debt securities. As a result of freezing the plan, no service cost has been accrued for the years presented.

The following provides a reconciliation of benefit obligations and significant actuarial assumptions:

	September 30,		
	2001	2000	1999
	(in thousands)		
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 12,581	$ 12,023	$ 10,597
Interest cost	934	894	705
Actuarial gain	584	42	1,068
Benefits paid	(167)	(378)	(347)
Benefit obligation at end of year	$ 13,932	$ 12,581	$ 12,023
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 14,690	$ 14,427	$ 12,571
Actual return on plan assets	(1,446)	641	2,203
Benefits paid	(167)	(378)	(347)
Fair value of plan assets at end of year	$ 13,077	$ 14,690	$ 14,427

	September 30,		
	2001	2000	1999
	(in thousands)		
Plan assets over benefit obligation	$ –	$ 2,109	$ 2,404
Benefit obligation over plan assets	(855)	–	–
Unrecognized net obligation	4,246	905	215
Accrued benefit cost	$ 3,391	$ 3,014	$ 2,619

	September 30,		
	2001	2000	1999
Weighted-average assumptions:			
Discount rate	7.00%	7.50%	7.50%
Expected long-term rate	9.00%	9.00%	9.00%

	September 30,		
	2001	2000	1999
	(in thousands)		
Components of net periodic benefit cost:			
Interest cost	$ (934)	$ (894)	$ (705)
Expected return on plan assets	1,311	1,289	1,118
Net periodic pension benefit income	$ 377	$ 395	$ 413

Amounts recognized in the Consolidated Balance Sheets consist of:

	September 30, 2001	2000	1999
	(in thousands)		
Prepaid benefit cost	$ –	$ 3,014	$ 2,619
Accrued benefit liability	(855)	–	–
Accumulated other comprehensive income	4,246	–	–
Accrued benefit cost	$ 3,391	$ 3,014	$ 2,619

16. SEGMENTS AND GEOGRAPHIC AREA ANALYSIS

The Company manages its business on the basis of one reportable segment, contract drilling of offshore oil and gas wells. Although the Company provides contract drilling services from different types of offshore drilling rigs and provides such services in many geographic locations, these operations have been aggregated into one reportable segment based on the similarity of economic characteristics among all divisions and locations, including the nature of services provided and the type of customers of such services.

Similar Services

Revenues from external customers for contract drilling and similar services by equipment-type are listed below (eliminations offset dayrate revenues earned when the Company's rigs are utilized in its integrated services):

	Year Ended December 31, 2001	2000	1999
	(in thousands)		
High specification floaters	$ 326,835	$ 212,000	$ 262,571
Other semisubmersibles	377,715	313,287	463,168
Jack-ups	174,498	118,885	74,484
Integrated services	7,779	23,298	32,769
Other	547	140	–
Eliminations	(2,025)	(8,174)	(11,968)
Total revenues	$ 885,349	$ 659,436	$ 821,024

Geographic Areas

At December 31, 2001, the Company had drilling rigs located offshore eight countries outside of the United States. As a result, the Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates. Revenues by geographic area are presented by attributing revenues to the individual country where the services were performed.

	Year Ended December 31, 2001	2000	1999
	(in thousands)		
Revenues from unaffiliated customers:			
United States	$ 551,786	$ 355,470	$ 420,123
Foreign:			
Europe/Africa	66,376	69,495	178,254
South America	178,725	177,891	133,528
Australia/Southeast Asia	88,462	56,580	89,119
	333,563	303,966	400,901
Interarea revenues from affiliates:			
United States	101,003	98,367	114,393
Europe/Africa	13,395	3,295	–
Other	1,986	–	–
	116,384	101,662	114,393
Eliminations	(116,384)	(101,662)	(114,393)
Total	$ 885,349	$ 659,436	$ 821,024

An individual foreign country may, from time to time, contribute a material percentage of the Company's total revenues from unaffiliated customers. For the years ended December 31, 2001, 2000 and 1999, individual countries that contributed 5% or more of the Company's total revenues from unaffiliated customers are listed below.

	Year Ended December 31, 2001	2000	1999
	(in thousands)		
Brazil	20.2 %	25.5 %	15.5 %
United Kingdom	6.5 %	5.9 %	10.0 %
Australia	5.9 %	5.8 %	5.7 %
Angola	0.0 %	2.1 %	7.5 %

Long-lived tangible assets located in the United States and all foreign countries in which the Company holds assets as of December 31, 2001, 2000 and 1999 are listed below. A substantial portion of the Company's assets are mobile, therefore asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods.

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Drilling and other property and equipment, net:			
United States	$1,268,901	$1,312,031	$1,113,908
Foreign:			
South America	375,655	388,358	399,471
Europe/Africa	86,659	81,401	154,378
Australia/ Southeast Asia	271,658	149,392	70,148
	733,972	619,151	623,997
Total	$2,002,873	$1,931,182	$1,737,905

Brazil is currently the only country with a material concentration of the Company's assets. Approximately 18.8%, 20.1% and 20.2% of the Company's total drilling and other property and equipment were located in or offshore Brazil as of December 31, 2001, 2000 and 1999, respectively.

Major Customers

The Company's customer base includes major and independent oil and gas companies and government-owned oil companies. Revenues from two major customers for the periods presented contributed more than 10% of the Company's total revenues as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Percentage of total revenue from one customer	22.0%	25.4%	15.5%
Percentage of total revenue from one customer	17.9%	20.0%	14.5%

17. OTHER INCOME AND EXPENSE (OTHER, NET)

Other, net consists of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Realized net gain (loss) on marketable securities	$ 27,141	$ 2,103	$ (522)
Reserve for class action litigation	(10,000)	–	–
Settlement of litigation	7,284	–	–
Miscellaneous	270	(1,759)	(8,780)
Total other income (expense), net	$ 24,695	$ 344	$ (9,302)

18. UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited summarized financial data by quarter for the years ended December 31, 2001 and 2000 is shown below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
2001				
Revenues	$205,225	$ 227,331	$ 230,636	$222,157
Operating income	48,082	64,525	65,713	46,546
Income before income tax expense and Extraordinary loss	54,677	77,014	79,430	61,244
Income before extraordinary loss	36,828	51,482	53,427	39,808
Net income	36,828	43,760	53,427	39,808
Net income per share:				
Basic				
Income before extraordinary loss	$ 0.28	$ 0.39	$ 0.40	$ 0.30
Extraordinary loss	–	(0.06)	–	–
Net	$ 0.28	$ 0.33	$ 0.40	$ 0.30
Diluted				
Income before extraordinary loss	$ 0.27	$ 0.37	$ 0.38	$ 0.29
Extraordinary loss	–	(0.05)	–	–
Net	$ 0.27	$ 0.32	$ 0.38	$ 0.29
2000				
Revenues	$ 167,828	$ 143,317	$ 157,348	$190,943
Operating income (loss)	24,110	(2,098)	3,128	31,806
Income before income tax expense	45,426	5,675	16,068	43,698
Net income	29,488	3,637	10,477	28,679
Net income per share:				
Basic	$ 0.22	$ 0.03	$ 0.08	$ 0.21
Diluted	$ 0.21	$ 0.03	$ 0.08	$ 0.20

Board of Directors and Stockholders

Diamond Offshore Drilling, Inc. and subsidiaries

Houston, Texas

We have audited the accompanying consolidated balance sheets of Diamond Offshore Drilling, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Diamond Offshore Drilling, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Houston, Texas

January 22, 2002
(February 14, 2002 as to the settlement of put options described in Note 1)

Price Range of Common Stock

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "DO." The following table sets forth, for the calendar quarters indicated, the high and low closing prices of common stock as reported by the NYSE.

	Common Stock	
	High	Low
2001		
First Quarter	$ 45.0400	$ 34.7500
Second Quarter	43.9200	33.0300
Third Quarter	33.5000	23.4300
Fourth Quarter	31.4100	24.2000
2000		
First Quarter	$ 40.4375	$ 26.5000
Second Quarter	44.7500	35.1250
Third Quarter	47.3125	32.8125
Fourth Quarter	41.9375	30.1875

On March 15, 2002 the closing price of the Company's common stock, as reported by the NYSE, was $30.81 per share. As of March 15, 2002 there were approximately 387 holders of record of the Company's common stock. This number does not include the stockholders for whom shares are held in a "nominee" or "street" name.

Dividend Policy

In 2001 the Company paid cash dividends of $0.125 per share of the Company's common stock on March 1, June 1, September 4 and December 3 and has declared a dividend of $0.125 per share payable March 1, 2002 to stockholders of record on February 1, 2002. In 2000 the Company paid cash dividends of $0.125 per share of the Company's common stock on March 1, June 1, September 4 and December 1. Any future determination as to payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant.

BOARD OF DIRECTORS

James S. Tisch
Chairman of the Board and
Chief Executive Officer
Diamond Offshore Drilling, Inc.
Chief Executive Officer
Loews Corporation

Lawrence R. Dickerson
President and
Chief Operating Officer
Diamond Offshore Drilling, Inc.

Herbert C. Hofmann
Senior Vice President
Loews Corporation

Arthur L. Rebell
Senior Vice President
Loews Corporation

Alan R. Batkin
Kissinger Associates, Inc.

Michael H. Steinhardt
Steinhardt Management Company

Raymond S. Troubh
Financial Consultant

William B. Richardson
Former U.S. Secretary of Energy

EXECUTIVE OFFICERS

James S. Tisch
Chief Executive Officer

Lawrence R. Dickerson
President and
Chief Operating Officer

David W. Williams
Executive Vice President

Rodney W. Eads
Senior Vice President –
Worldwide Operations

John L. Gabriel
Senior Vice President –
Contracts and Marketing

Gary T. Krenek
Vice President and
Chief Financial Officer

William C. Long
Vice President, General Counsel
and Secretary

Beth G. Gordon
Controller

SENIOR MANAGEMENT

Mark F. Baudoin
Vice President –
Administration and Operations
Support

Robert G. Blair
Vice President –
Contracts and Marketing,
North and South America

R. Lynn Charles
Vice President –
Human Resources

Stephen G. Elwood
Vice President – Tax

Vance T. Greene
Vice President –
Contracts and Marketing

Glen E. Merrifield
Vice President –
Operations
(Management Systems)

Steven A. Nelson
Vice President –
International Operations

Morrison R. Plaisance
Vice President –
Team Solutions

John M. Vecchio
Vice President –
Technical Services

C. Duncan Weir
Vice President –
Contracts & Marketing,
International

James M. Welch
Vice President –
Operations
(North America)

Lester L. Thomas
Treasurer

CORPORATE HEADQUARTERS
15415 Katy Freeway
Houston, TX 77094
(281) 492-5300
www.diamondoffshore.com

INVESTOR RELATIONS
Caren W. Steffes
15415 Katy Freeway
Houston, TX 77094
(281) 492-5393

NOTICE OF ANNUAL MEETING
The Annual Meeting of Stockholders will be held at The Regency Hotel, 540 Park Avenue, New York, NY 10021 on Tuesday, May 21, 2002 at 11:30 a.m. EST

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ
07660-2104
(800) 635-9270
www.mellon-investor.com

STOCK EXCHANGE LISTING
New York Stock Exchange

TRADING SYMBOL
"DO"

INDEPENDENT AUDITORS
Deloitte & Touche LLP

DIAMOND OFFSHORE

15415 Katy Freeway
Houston, Texas 77094
(281) 492-5300
www.diamondoffshore.com